Exhibit 99.1

Dole plc

Quarterly Report and Unaudited Condensed Consolidated Financial Statements

for the three and nine months ended September 30, 2021

Index to the Quarterly Report and Unaudited Condensed Consolidated Financial Statements

Background and Certain Defined Terms	2
Forward-Looking Statements	2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	20
Unaudited Condensed Consolidated Statements of Operations for the Three Months and Nine Months ended September 30, 2021 and September 30, 2020	21
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months and Nine Months ended September 30, 2021 and September 30, 2020	22
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2021 and September 30, 2020	23
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the Nine Months ended September 30, 2020	24
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the Nine Months ended September 30, 2021	25
Notes to the Unaudited Condensed Consolidated Financial Statements	26

Background and Certain Defined Terms

In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Dole” refer to Dole plc, individually or together with its subsidiaries, as the context may require. References to “Dole plc” refer to the registrant.

References to “Total Produce” refers to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” refers to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (the “Acquisition Date”) (referred to herein as the “Merger”) pursuant to the Transaction Agreement. The Merger between Total Produce and Legacy Dole was accounted for under the acquisition method of accounting, with Total Produce deemed to be the acquirer for financial accounting purposes (the “Acquisition”). Accordingly, Total Produce’s historical financial statements are the historical financial statements of the combined company. See Note 4 “Business Combination and Transaction” to the condensed consolidated financial statements included herein for further detail.

References to the “Transaction”, “IPO Transaction” or “IPO” refers to the initial public offering of Dole plc on the New York Stock Exchange (“NYSE”) that consummated on July 30, 2021 and closed on August 3, 2021 (the “Closing Date”).

References to “Mr. Murdock” or “C&C Parties” refer to David H. Murdock and his affiliates, the former majority owner of Legacy Dole prior to the Merger.

The term “F-1 Filing” refers to the Registration Statement on Form F-1 (File No. 333-257621) that was filed on July 29, 2021 by Dole plc.

Forward-Looking Statements

The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included in the F-1 Filing.

Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	The successful integration of the Total Produce and Legacy Dole companies following the Transaction and the realization of any anticipated benefits and cost savings resulting therefrom;

•	Weather conditions that affect the production, transportation, storage, import and export of fresh produce or packaged foods;

•

Adverse weather conditions, natural disasters, crops disease, pests and other natural conditions, which may affect market prices and the demand for our products, and our ability to mitigate such risks;

•	Our ability to compete and innovate effectively against our present and future competitors;

•	Changes in interest and currency exchange rates;

•	Product and raw material supplies and pricing;

•	The impact of inflation on commodity, raw material or product costs;

•	Our exposure to product liability claims and associated regulatory and legal actions, product recalls or other legal proceedings relating to our business;

•	Our ability to generate a sufficient amount of cash to service our indebtedness and fund our operations;

•	Our ability to operate our business under agreements governing certain of our indebtedness containing financial covenants and other restrictions;

•

The impact of pandemics, including the novel strain of coronavirus (“COVID-19”) pandemic, including the demand for the Company’s products, illness, quarantines, government actions, facility closures, store closures or other restrictions in connection with the COVID-19 pandemic, and the extent and duration thereof, related impact on our ability to meet customer needs and on the ability of third parties on which we rely, including our franchisees, suppliers, customers, contract manufacturers, distributors, to meet their obligations to us, the extent that government funding and reimbursement programs in connection with COVID-19 are available to us, and the ability to successfully implement measures to respond to such impacts;

•	Our use of herbicides, pesticides and other hazardous substances;

•	Labor disruptions, strikes or work stoppages;

•	International conflict;

•	Acts of crime or terrorism, including any potential impact on our information systems;

•	Our failure to hire and retain key personnel and highly skilled employees;

•	Loss of important intellectual property rights;

•	The effects of any changes in laws (including the interpretation thereof), regulations, rules, quotas, tariffs, export and import laws on our operations;

•	Cybersecurity incident which could adversely affect the results of our operations;

•	Economic crises or a decline in general economic conditions;

•	Information permitted to be filed and corporate governance practices permitted to be followed as a result of being a “foreign private issuer” under the rules and regulations of the SEC;

•

The impact of governmental trade restrictions, including adverse governmental regulation that may impact our ability to access certain markets, such as uncertainty surrounding Brexit, including spillover effects to other Eurozone countries;

•	Goodwill and other intangible assets are subject to the risk of future impairments which could adversely impact our operating results;

•	We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business;

•

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, including those required by Section 404 of the Sarbanes-Oxley Act. As a result of this process, we have identified a material weakness in our internal control over financial reporting and we may identify additional material weaknesses in the future that will require remediation;

•	We are subject to transportation risks;

•	Adverse perception, events or rumors relating to our brand could negatively impact our business;

•	Climate change laws could have an impact on our financial condition and results of operations;

•	The volatility of the trading price of our common shares;

•	Sale of a large number of common shares, or a perception that such sale may occur, by the C&C Parties; and

•

Additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total Produce and Dole Food Company” and “Business” in the F-1 Filing. Note that management has not identified any significant changes to risk factors since the F-1 Filing, outside of those discussed within.

All such factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for management to predict all such factors or to assess the impact of each such factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common shares. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the information included under the Condensed Consolidated Financial Statements included elsewhere in this report. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Forward-Looking Statements” within this document and “Risk Factors” within the F-1 Filing.

Executive Summary

Significant highlights for Dole and its consolidated subsidiaries for the three and nine months ended September 30, 2021 and September 30, 2020 were as follows:

•

The financial statements included herein for the three months and nine months ended September 30, 2021 include results for Legacy Dole from the Acquisition Date through September 30, 2021. Total Produce’s historical financial statements are the historical financial statements of Dole plc, the combined company.

•

On July 30, 2021, Dole consummated its IPO on the NYSE under the ticker symbol “DOLE”. The total net proceeds of the IPO and subsequent share issuances was $398.9 million, which was used to pay existing debt obligations.

•

As a result of the Merger, Dole has allocated the purchase price to the individually identifiable assets acquired and liabilities assumed of Legacy Dole, based on preliminary estimated fair values on the Acquisition Date. The preliminary estimated fair values are subject to change as the Company finalizes its valuations. The excess of the purchase price over these fair values was recorded as goodwill. As a result of the purchase price allocation, Dole recorded $270.9 million of goodwill, $310.7 million of intangible assets, $1.3 billion of property, plant and equipment, $1.4 billion of other assets, $1.4 billion of debt and $1.3 billion of other liabilities in the condensed consolidated balance sheets as of the Acquisition Date. Of the debt assumed, $1.2 billion was paid down on August 3, 2021. In addition, previously uncapitalized pineapple and banana costs were included within inventory and property, plant and equipment to recognize the fair value of biological assets. The fair value will be recognized to cost of sales on a straight-line basis over the life of the assets. For the three and nine months ended September 30, 2021, Dole recognized incremental charges to cost of sales related to this uplift and finished goods inventory of $29.2 million.

•

Dole plc was re-organized and segment results adjusted to reflect the following segments of the combined company – Fresh Fruit, Fresh Vegetables, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”) and Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”). Fresh Fruit and Fresh Vegetable segments are Legacy Dole historical segments and do not include results from Total Produce, while Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW segments include the results of both companies.

•

Net revenues for the three months ended September 30, 2021 were $1.9 billion, an increase of 63% from the three months ended September 30, 2020. Net revenues for the nine months ended September 30, 2021 were $4.2 billion, an increase of 28% from the nine months ended September 30, 2020. Sales were higher for all business segments primarily as a result of the acquisition of Legacy Dole, whose results are not reflected in the prior year.

•

Operating income for the three months ended September 30, 2021 was a loss of $27.2 million, a decrease of 222%, or $49.4 million, from the three months ended September 30, 2020. Operating income for the nine months ended September 30, 2021 was $6.7 million, a decrease of 86%, or $41.7 million, from the nine months ended September 30, 2020. The decreases in operating income are primarily driven by the $29.2 million of incremental charges related to the fair value uplift on the biological assets and inventory, as well as higher merger, transaction and other related costs due to the acquisition of Legacy Dole.

•

Net income for the three months ended September 30, 2021 was a loss of $21.6 million, a decrease of 194%, or $44.4 million, from the three months ended September 30, 2020. Net income for the nine months ended September 30, 2021 was $41.4 million, a decrease of 31%, or $18.7 million, from the nine months ended September 30, 2020. The decreases in net income are primarily driven by the fluctuations in operating income discussed above, as well as higher interest expense and lower equity in net earnings of investments accounted for under the equity method, as a result of the step-up acquisition of Legacy Dole from an equity method investment in the current year.

•

Adjusted EBITDA was $54.9 million for the three months ended September 30, 2021, a decrease of 17%, or $11.5 million, from the three months ended September 30, 2020. Adjusted EBITDA was $229.0 million for the nine months ended September 30, 2021, an increase of 16%, or $31.9 million, from the nine months ended September 30, 2020.

General Overview

Dole plc is a global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 30 countries in various regions, that is distributed and marketed in over 80 countries, across retail, wholesale and food service channels. The Company’s most significant products hold leading market share positions in their respective categories and territories. Dole is one of the world’s largest producers of fresh bananas and pineapples, one of the leaders in value added salads and fresh packed vegetables in the United States and has an increasing presence in categories such as berries, avocados and organic produce. Dole sells and distributes fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa).

Dole plc is a newly formed entity, as a result of the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole under a newly created entity listed publicly in the United States (“U.S.”).

On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and the C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.

Total Produce is deemed to be the accounting acquirer in the Merger. Accordingly, Total Produce’s historical financial statements are the historical financial statements of Dole plc. In addition, the financial statements for the three months and nine months ended September 30, 2021 include results for Legacy Dole from the Acquisition Date through September 30, 2021. See Note 4 “Business Combination and Transaction” to the unaudited condensed consolidated financial statements included herein for further detail on the historical results of Legacy Dole.

On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”. In the IPO, Dole issued 25,000,000 shares of common stock at $16.00 per share. In addition, on August 30, 2021, an additional 1,779,062 shares of common stock were issued to the underwriters upon the exercise of the option to purchase them at the price of $16.00. Total gross proceeds from the issuance of shares in the three months ended September 30, 2021 were $428.5 million, and net proceeds were $398.9 million, after underwriting fees and other issuance costs of $29.6 million.

TR4 Impact

Fusarium oxysporum f. sp. cubense tropical race 4 (“TR4”) is a serious vascular crop disease that affects bananas in some areas where Dole sources products. TR4 significantly reduces productivity of banana crops and destroys affected banana plants. As of the date of these financial statements, TR4 has not been detected on any Dole-owned farms, and there has been no material impact on Dole’s results of operations as a result of TR4.

Dole has ongoing partnerships with the Honduran Research Foundation, Evolutionary Genomics and ELO Life Systems, for the research and development of disease-resistant bananas and has implemented biosecurity protocols on Company farms. These and other efforts will help prevention of the TR4 spread and support efforts to develop banana plants that are more resistant or immune to the disease. Future prevention, research and development costs are uncertain and will depend on the extent of any continued spread of the disease. Dole continues to closely monitor TR4 and conduct site-specific TR4 prevention activities, as well as assess any impairment of related crops.

For more information, see “Risk Factors – Risks Related to our Company’s Business and Industry – Tropical Race 4 (“TR4”) may impose significant costs and losses on our businesses” in the F-1 Filing.

Impact of COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, after the global spread of a novel strain of coronavirus, and recommended containment and mitigation measures worldwide. Since the outbreak of COVID-19, all parts of Dole’s business have remained open and have continued to safely supply fresh produce to customers. It is due to the efforts of Company employees that Dole has been able to support frontline workers and help feed consumers. The health and safety of all colleagues across the business is at the forefront of Company thinking, with a focus on safe working practices. Dole has participated in helping local communities through a variety of activities, including supplying food packages to frontline healthcare workers, providing fruit to those in need, loaning vehicles to transport meals to the homeless and donating fresh produce to local food banks.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. Government-imposed mandatory closures and restrictions across various key global markets have resulted in volatile supply and demand conditions. This led to a reduced level of activity in the food service sector but was offset by robust retail and wholesale demand. Across the Company, businesses modified sales strategies to further increase retail focus and source more produce to meet increased retail demand. There was an increase in demand for staple items, such as bananas, potatoes, vegetables and produce with high vitamin C content (citrus and kiwi fruit), with reduced demand for melons and pineapples, due to lower food service activity. There was also additional operating costs incurred relating to COVID-19, such as costs for employee personal protective equipment and costs of additional labor shifts in warehouses to comply with social distancing requirements. These additional costs were offset by reductions in other costs such as travel expenses.

The Company’s liquidity position has not been materially impacted as a result of the COVID-19 pandemic. There were initiatives and actions taken by the Company to protect its business and mitigate cash outflows due to COVID-19, with a deferral of some non-essential capital expenditures and curtailment of discretionary costs.

The government-imposed restrictions aimed at mitigating the spread of the virus across key global markets and the related volatility in supply and demand conditions are expected to continue to have an impact on the future operating results of the Company. Health agencies worldwide have approved vaccines and booster shots for combating the COVID-19 virus and its variants, and mass distribution in many locations worldwide is in-process. While the Company expects the impacts of COVID-19 to continue to have an effect on business, the extent of the impact will depend on future developments, including the duration of the pandemic and related government restrictions, all of which are uncertain and cannot be predicted.

For more information, see “—Results of Operations” and “—Liquidity and Capital Resources”, as well as “Risk Factors—Risks Related to Our Business and Industry—Public health outbreaks, epidemics or pandemics, including the global COVID-19 pandemic, have disrupted and may continue to disrupt, our business and could materially affect our business, financial condition and results of operations” in the F-1 Filing.

Description of Segments

Dole plc was re-organized and segment results adjusted to reflect the following segments of the combined company – Fresh Fruit, Fresh Vegetables, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases, in addition to historical integration of businesses prior to the Merger and IPO. Prior to the acquisition of Legacy Dole, Total Produce considered its 45% share in Legacy Dole to be a reportable segment. As such, balances prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported. In addition, for the three and nine months ended September 30, 2021, the Fresh Fruit and Fresh Vegetable segment consist of only Legacy Dole.

Fresh Fruit. The Fresh Fruit reportable segment sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms primarily located in Latin America and sold throughout North America, Europe, Latin America and Asia.

Fresh Vegetables. The Fresh Vegetables reportable segment sells Value Added Salads, which includes salad and meal kits (“valued added”), and Fresh Packed Vegetables, which includes produce like iceberg, romaine, leaf lettuces and celery (“fresh packed”). These products are sourced from North America, and substantially all sales are generated in North America.

Diversified Fresh Produce – EMEA. The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, French, Italian, United Kingdom (“UK”), Swedish, Danish, South African, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.

Diversified Fresh Produce – Americas & ROW. The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean and Indian businesses, all of which market globally and locally sourced fresh produce.

Summary Financial Information

Selected results of operations for the three months and nine months ended September 30, 2021 and September 30, 2020 and summarized balance sheet data as of September 30, 2021 and December 31, 2020 were as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$1,942,185	$1,188,449	$4,202,922	$3,291,284
Cost of sales	(1,843,415)	(1,099,305)	(3,917,484)	(3,044,704)

Gross profit	98,770	89,144	285,438	246,580
SMG&A expenses	(110,213)	(66,964)	(249,593)	(196,602)
Merger, transaction and other related costs	(13,719)	—	(28,814)	(392)
Loss on disposal of businesses	(2,134)	—	(595)	—
Impairment of property, plant and equipment	—	—	—	(1,210)
Gain on asset sales	135	—	262	—

Operating income (loss)	(27,161)	22,180	6,698	48,376
Other income (expense), net	7,167	(211)	7,867	3,052
Interest income	990	499	1,826	1,741
Interest expense	(9,341)	(2,601)	(14,187)	(7,738)

Income (loss) from continuing operations before income taxes and equity earnings	(28,345)	19,867	2,204	45,431
Income tax benefit (expense)	3,401	(6,584)	(4,838)	(13,095)
Equity in net earnings of investments accounted for under the equity method	3,381	9,542	44,018	27,719

Net income (loss)	(21,563)	22,825	41,384	60,055
Less: Net income attributable to noncontrolling interests	(6,953)	(5,790)	(19,352)	(15,127)

Net income (loss) attributable to Dole plc	$(28,516)	$17,035	$22,032	$44,928

Net income (loss) per share attributable to Dole plc—Basic	$(0.35)	$0.31	$0.34	$0.81
Net income (loss) per share attributable to Dole plc—Diluted	$(0.35)	$0.31	$0.34	$0.81
Weighted average shares outstanding—Basic	82,166	55,504	64,516	55,504
Weighted average shares outstanding—Diluted	82,166	55,586	64,723	55,586

CONSOLIDATED BALANCE SHEET DATA

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Cash and cash equivalents	$234,214	$160,503
Current assets	1,721,483	730,395
Total assets	4,729,944	1,885,802
Current liabilities, less current portion of long-term debt and bank overdrafts	1,355,929	657,915
Total debt and bank overdrafts, net	1,342,154	346,831
Total liabilities, redeemable noncontrolling interests and equity	4,729,944	1,885,802
Total equity	1,248,534	657,915

Revenues, net

Revenues for the three months ended September 30, 2021 increased 63%, or $753.7 million, to $1.9 billion from $1.2 billion for the three months ended September 30, 2020, primarily due to the acquisition of Legacy Dole, whose revenue is not reflected in the prior year. Fresh Fruit and Fresh Vegetables revenue for the three months ended September 30, 2021 was $452.2 million and $213.8 million, respectively. Diversified Produce—EMEA and Diversified Produce—Americas & ROW also reflect increases of $27.8 million and $78.4 million, respectively, due to Legacy Dole revenue.

Revenues for the nine months ended September 30, 2021 increased 28%, or $911.6 million, to $4.2 billion from $3.3 billion for the nine months ended September 30, 2020, primarily due to the acquisition of Legacy Dole, whose revenue is not reflected in the prior year. Fresh Fruit and Fresh Vegetables revenue for the nine months ended September 30, 2021 was $452.2 million and $213.8 million, respectively. Diversified Produce—EMEA and Diversified Produce—Americas & ROW also reflect increases of $27.8 million and $78.4 million, respectively, due to Legacy Dole revenue. Revenues also increased due a favorable impact from the weakening of the U.S. dollar against the Euro, Swedish Krona and Sterling and an increase in food service and wholesale channels due to the general easing of COVID-19 restrictions, partially offset by a net decrease from other acquisitions and divestitures, and lower retail sales.

Cost of Sales

Cost of sales for the three months ended September 30, 2021 increased 68%, or $744.1 million, to $1.8 billion from $1.1 billion for the three months ended September 30, 2020, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s cost of sales for the three months ended September 30, 2021 were $762.1 million, which includes $29.2 million of incremental charges on biological assets and inventory related to the purchase price allocation and valuation of Legacy Dole net assets. See Note 4 “Business Combination & Transaction” to the unaudited condensed consolidated financial statements included herein for additional detail.

Cost of sales for the nine months ended September 30, 2021 increased 29%, or $872.8 million, to $3.9 billion from $3.0 billion for the nine months ended September 30, 2020, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s cost of sales for the nine months ended September 30, 2021 were $762.1 million, which includes $29.2 million of incremental charges on biological assets and inventory related to the purchase price allocation and valuation of Legacy Dole net assets. See Note 4 “Business Combination & Transaction” to the unaudited condensed consolidated financial statements included herein for additional detail. Cost of sales also increased due to an unfavorable impact from foreign currency translation, due to the weakening of the U.S dollar against the Euro, Swedish Krona and Sterling, and additional costs related to labor, transportation and packaging.

Selling, Marketing and General and Administrative Expenses

Selling, marketing and general and administrative (“SMG&A”) expenses for the three months ended September 30, 2021 increased 65%, or $43.2 million, to $110.2 million from $67.0 million for the three months ended September 30, 2020, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s SMG&A expenses for the three months ended September 30, 2021 were $31.9 million. The increase is also attributable to an unfavorable impact from foreign currency translation, due to the weakening of the U.S. dollar against the Euro, Swedish Krona and Sterling, and an increase in insurance and professional fees, as well as travel and entertainment costs with the easing of COVID-19 restrictions.

SMG&A expenses for the nine months ended September 30, 2021 increased 27%, or $53.0 million, to $249.6 million from $196.6 million for the nine months ended September 30, 2020, primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. Legacy Dole’s SMG&A expenses for the nine months ended September 30, 2021 were $31.9 million. The increase is also attributable to an unfavorable impact from foreign currency translation, due to the weakening of the U.S. dollar against the Euro, Swedish Krona and Sterling, and an increase in insurance and professional fees, as well as travel and entertainment costs with the easing of COVID-19 restrictions. This was partially offset by lower bad debt charges.

Merger, Transaction and Other related costs

Merger, transaction and other related costs were $13.7 million for the three months ended September 30, 2021, attributable to the acquisition of Legacy Dole and subsequent IPO. There were no merger, transaction and other related costs for the three months ended September 30, 2020.

Merger, transaction and other related costs were $28.8 million for the nine months ended September 30, 2021, attributable to the acquisition of Legacy Dole and the subsequent IPO. For the nine months ended September 30, 2020, merger, transaction and other related costs were not material.

Gain on Asset Sales

The gain on asset sales was not material for the three months or nine months ended September 30, 2021 and September 30, 2020. As a result of the purchase price allocation and valuation of Legacy Dole’s net assets, gains and losses on asset sales were neutralized as these items were adjusted to fair value.

Loss on Disposal of Businesses

The net loss on disposal of businesses was $2.1 million for the three months ended September 30, 2021. There was no gain or loss on disposal of businesses for the three months ended September 30, 2020.

The net loss on disposal of businesses was $0.6 million for the nine months ended September 30, 2021. There was no gain or loss on disposal of businesses for the nine months ended September 30, 2020.

Impairment of Property, Plant and Equipment

The was no impairment of property, plant and equipment for the three months and nine months ended September 30, 2021, or the three months ended September 30, 2020. There was an impairment charge of $1.2 million for the nine months ended September 30, 2020, primarily related to two properties in the UK with fair values that were deemed to be below net book value.

Operating Income (Loss)

For the three months ended September 30, 2021, operating income decreased 222%, or $49.4 million, to a loss of $27.2 million from income of $22.2 million for the three months ended September 30, 2020. The decrease in operating income was primarily driven by incremental charges on biological assets and inventory of $29.2 million related to the purchase price allocation and valuation of Legacy Dole net assets. The decrease is also due to merger, transaction and other costs related to the IPO and Merger. See Note 4 “Business Combination & Transaction” to the unaudited condensed consolidated financial statements included herein for additional detail.

For the nine months ended September 30, 2021, operating income decreased 86%, or $41.7 million, to $6.7 million from $48.4 million for the nine months ended September 30, 2020. The decrease in operating income was primarily driven by incremental charges on biological assets and inventory of $29.2 million related to the purchase price allocation and valuation of Legacy Dole net assets. The decrease is also due to merger, transaction and other costs related to the IPO and Merger. See Note 4 “Business Combination & Transaction” to the unaudited condensed consolidated financial statements included herein for additional detail.

Other Income (Expense), Net

For the three months ended September 30, 2021, other income (expense), net, was income of $7.2 million, compared to expense of $0.2 million for the three months ended September 30, 2020. The change in other income (expense), net, was primarily attributable to an increase in unrealized gains related to intercompany borrowings of $3.2 million and higher rental income of $2.2 million.

For the nine months ended September 30, 2021, other income (expense), net, was income of $7.9 million, compared to income of $3.1 million for the nine months ended September 30, 2020. The change in other income (expense), net, was primarily attributable to an increase in unrealized gains related to intercompany borrowings of $3.2 million and higher rental income of $2.3 million, offset slightly by unfavorable fair value movements of contingent consideration of $1.8 million.

See Note 7 “Other Income (Expense), Net” to the unaudited condensed consolidated financial statements included herein for additional detail on the components of other income (expense), net.

Interest Income

Interest income for the three months ended September 30, 2021 increased to $1.0 million, compared to $0.5 million for the three months ended September 30, 2020. Interest income increased primarily due to higher interest income on grower advance loans.

Interest income for the nine months ended September 30, 2021 increased to $1.8 million, compared to $1.7 million for the nine months ended September 30, 2020. Interest income increased primarily due to higher interest income on grower advance loans.

Interest Expense

Interest expense for the three months ended September 30, 2021 increased to $9.3 million, compared to $2.6 million for the three months ended September 30, 2020. Interest expense increased primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year.

Interest expense for the nine months ended September 30, 2021 increased to $14.2 million, compared to $7.7 million for the nine months ended September 30, 2020. Interest expense increased primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year.

Income Taxes

The Company recorded an income tax benefit of $3.4 million on $28.3 million of loss from continuing operations for the three months ended September 30, 2021, reflecting a 12.0% effective tax rate for the three month period. Income tax expense was $6.6 million on $19.9 million of income from continuing operations for the three months ended September 30, 2020, reflecting a 33.1% effective tax rate.

The Company recorded income tax expense of $4.8 million on $2.2 million of income from continuing operations for the nine months ended September 30, 2021, reflecting a 219.5% effective tax rate. Income tax expense was $13.1 million on $45.4 million of income from continuing operations for the nine months ended September 30, 2020, reflecting a 28.8% effective tax rate.

Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. federal and state, and for the three months ended September 30, 2021, there were also significant nondeductible transaction costs.

Prior to the enactment of the 2017 Tax Cuts and Job Act (“Tax Act”), with few exceptions, U.S. federal income and foreign withholding taxes had not been provided on the excess of the amount for financial reporting over the tax basis of investments in Dole’s foreign subsidiaries that were essentially permanent in duration. With the enactment of the Tax Act, all post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have now been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that quarter.

See Note 8 “Income Taxes” to the unaudited condensed consolidated financial statements included herein for additional information.

Equity in net earnings of investments accounted for under the equity method

Earnings from equity method investments for the three months ended September 30, 2021 decreased to $3.4 million, compared to $9.5 million for the three months ended September 30, 2020, primarily driven by the prior year’s quarter including three months of Legacy Dole equity earnings compared to the current year’s quarter including one month of Legacy Dole equity earnings. This decrease was partially offset by a $3.3 million increase in net fair value gains related to step-up acquisitions of equity method investments.

Earnings from equity method investments for the nine months ended September 30, 2021 increased to $44.0 million, compared to $27.7 million for the nine months ended September 30, 2020, primarily driven by the increase in results of Legacy Dole through the Acquisition Date and a $7.0 million increase in net fair value gains related to step-up acquisitions and disposals of equity method investments. The increase was partially offset by the nine months ended September 30, 2020 including nine months of Legacy Dole equity earnings, compared to seven months for the nine months ended September 30, 2021.

Earnings per Share – Basic & Diluted

On both a basic and diluted basis, earnings per share was a loss of $0.35 for the three months ended September 30, 2021, compared to income of $0.31 for the three months ended September 30, 2020, primarily related to lower earnings and higher shares outstanding due to the IPO Transaction.

On both a basic and diluted basis, earnings per share was $0.34 for the nine months ended September 30, 2021, compared to $0.81 for the nine months ended September 30, 2020, primarily related to lower earnings and higher shares outstanding due to the IPO Transaction.

Non-GAAP Financial Measures

Dole uses earnings before interest expense and income taxes (“EBIT”) and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”), because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that it eliminates the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. EBIT and Adjusted EBITDA are not calculated or presented in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Further, EBIT and Adjusted EBITDA as used herein are not necessarily comparable to similarly titled measures of other companies.

EBIT is calculated from net income (loss) by adding interest expense from continuing operations and adding the income tax expense or subtracting the income tax benefit from continuing operations. Adjusted EBITDA is calculated from EBIT by: (1) adding depreciation and amortization charges; (2) adding merger, transaction and other related costs; (3) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (4) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (5) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (6) adding or subtracting fair value movements on contingent consideration; (7) adding impairment charges on goodwill, intangible assets and property, plant and equipment, net of insurance proceeds; (8) adding or subtracting asset write-downs, net of insurance proceeds; (9) adding restructuring charges or onerous contract costs; (10) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (11) deducting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (12) deducting the gain or adding the loss on the sale of investments accounted for under the equity method or other business interests; and (13) adding costs for legal matters not in the ordinary course of business.

The following is a reconciliation of EBIT and Adjusted EBITDA to net income (loss), which is the most directly comparable U.S. GAAP financial measure:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands, except per share amounts)
Net income (loss)	$(21,563)	$22,825	$41,384	$60,055
Interest expense from continuing operations	9,341	2,601	14,187	7,738
Income tax (benefit) expense from continuing operations	(3,401)	6,584	4,838	13,095

EBIT	(15,623)	32,010	60,409	80,888
Depreciation and amortization	23,752	9,348	42,537	26,723
Merger, transaction and other related costs	13,719	—	28,814	392
Net unrealized loss (gain) on derivative instruments	275	(15)	240	(707)
Net unrealized (gain) on foreign denominated intercompany borrowings	(3,226)	—	(3,226)	—
Fair value movements on contingent consideration	30	56	1,130	(694)
Impairment of property, plant and equipment	—	—	—	1,210
Asset write-downs, net of insurance proceeds	(16)	—	(16)	—
Fair value loss on acquisition of Legacy Dole	1,985	—	1,985	—
Fair value gain on other acquisitions	(5,304)	—	(7,909)	—
Gain on disposal of equity method investments	—	—	(1,096)	—
Loss on disposal of businesses	2,134	—	595	—
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	29,180	—	29,180	—
Items in earnings for equity method investments:
Dole’s share of depreciation and amortization	5,675	11,768	30,966	35,187
Dole’s share of income tax (benefit) expense	(941)	707	27,368	19,710
Dole’s share of interest expense	3,091	7,637	17,897	27,549
Dole’s share of other items	207	4,844	141	6,813

Adjusted EBITDA	$54,938	$66,355	$229,015	$197,071

Adjusted EBITDA per share – Basic	$0.67	$1.20	$3.55	$3.55
Adjusted EBITDA per share – Diluted	$0.67	$1.19	$3.54	$3.55
Weighted average shares outstanding – Basic	82,166	55,504	64,516	55,504
Weighted average shares outstanding – Diluted	82,166	55,586	64,723	55,586

EBIT and Adjusted EBITDA are not a substitute for net income (loss) attributable to Dole plc, net income (loss), income (loss) from continuing operations, cash flows from operating activities or any other measure prescribed by U.S. GAAP.

Segment Results of Operations

Selected segment results of operations for the three months and nine months ended September 30, 2021 and September 30, 2020 were as follows.

Revenues, net:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Fresh Fruit	$452,157	$—	$452,157	$—
Fresh Vegetables	213,839	—	213,839	—
Diversified Produce – EMEA	873,051	841,327	2,567,679	2,380,422
Diversified Produce – Americas & ROW	419,214	347,122	985,323	910,862
Intersegment sales	(16,076)	—	(16,076)	—

	$1,942,185	$1,188,449	$4,202,922	$3,291,284

Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Fresh Fruit	$11,271	$—	$11,271	$—
Fresh Vegetables	4,493	—	4,493	—
Diversified Produce – EMEA	30,495	31,631	98,735	77,227
Diversified Produce – Americas & ROW	6,914	9,230	21,163	24,114
Legacy Dole	1,765	25,494	93,353	95,730

	$54,938	$66,355	$229,015	$197,071

Fresh Fruit

Fresh Fruit revenues for the three months and nine months ended September 30, 2021 were $452.2 million and are comprised of only two months of Legacy Dole activity post-Acquisition. Fresh Fruit revenue was negatively impacted by pricing pressures of pineapples in all markets and a decrease in volumes of bananas in Europe and North America markets. Fresh Fruit also experienced growth over the period in the commercial cargo business and volume improvements for pineapples.

Fresh Fruit Adjusted EBITDA for the three months and nine months ended September 30, 2021 was $11.3 million and are comprised of only two months of Legacy Dole activity post-Acquisition. Fresh Fruit was negatively impacted by pricing pressures on pineapples which impacted EBITDA performance and also experienced high freight and fuel costs globally, as well as inflationary pressure in U.S. inland transportation costs. Fresh Fruit was also negatively impacted by higher cost of fruit and other supply chain costs as a result of weather-related events in the prior year, as well as higher costs for packaging and agricultural chemicals.

Fresh Vegetables

Fresh Vegetables revenues for the three months and nine months ended September 30, 2021 were $213.8 million and are comprised of only two months of Legacy Dole activity post-Acquisition. Fresh Vegetables revenue experienced strong pricing in value added products but was negatively impacted by decreased volumes in both value added and fresh packed products.

Fresh Vegetables Adjusted EBITDA for the three months and nine months September 30, 2021 was $4.5 million and reflect two months of Legacy Dole activity post-Acquisition. Fresh Vegetables was negatively impacted by pricing pressures of fresh packed products and also experienced high freight, packaging and labor costs, particularly related to U.S. labor shortages. These increases in costs were offset slightly by lower SMG&A expenses.

Diversified Fresh Fruit – EMEA

Diversified Fresh Fruit – EMEA revenues for the three months ended September 30, 2021 increased 4%, or $31.8 million, to $873.1 million from $841.3 million for the three months ended September 30, 2020. Revenues increased primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year, as well as favorable foreign currency translation due to the weakening of the U.S. dollar against the Euro, Swedish Krona and Sterling, and the impact of other step-up acquisitions. This was partially offset by the impact of divestitures in the third quarter.

Diversified Fresh Fruit – EMEA Adjusted EBITDA for the three months ended September 30, 2021 decreased 4%, or $1.1 million, to $30.5 million from $31.6 million for the three months ended September 30, 2020. The decrease was due to a decrease in earnings in Spain against a strong comparative period. There were also increases in travel, entertainment and professional fees in the division. This was offset by a favorable impact on foreign currency translation due to the weakening of the U.S. dollar against the Euro, Swedish Krona and Sterling. The impact of the acquisition of Legacy Dole was not significant to Adjusted EBITDA for the three months ended September 30, 2021.

Diversified Fresh Fruit – EMEA revenues for the nine months ended September 30, 2021 increased 8%, or $187.3 million, to $2.6 billion from $2.4 billion for the nine months ended September 30, 2020. Revenues increased primarily due to favorable foreign currency translation due to the weakening of the U.S. dollar against the Euro, Swedish Krona and Sterling, the acquisition of Legacy Dole, whose results are not reflected in the prior year, the reopening of food service channels, and the positive impact from other step-up acquisitions. This was partially offset by the impact of divestitures in the third quarter.

Diversified Fresh Fruit – EMEA Adjusted EBITDA for the nine months ended September 30, 2021 increased 28%, or $21.5 million, to $98.7 million from $77.2 million for the nine months ended September 30, 2020. Adjusted EBITDA increased primarily due to strong performance in the UK, Ireland, and Scandinavia businesses, as well as the Brazilian import business. The Company’s business in the Netherlands also performed well, with improved results due to the success of prior year restructuring programs. Additionally, foreign currency translation had a positive impact on Adjusted EBITDA due to the weakening of the U.S. dollar against the Euro, Swedish Krona and Sterling. The impact of the acquisition of Legacy Dole was not significant to Adjusted EBITDA for the nine months ended September 30, 2021.

Diversified Fresh Fruit – Americas & ROW

Diversified Fresh Fruit – Americas & ROW revenues for the three months ended September 30, 2021 increased 21%, or $72.1 million, to $419.2 million from $347.1 million for the three months ended September 30, 2020. Revenues increased primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. This was offset by a marginal decrease in retail sales. The division is largely retail focused, and benefited in fiscal year 2020 from the increase in demand for staple items such as potatoes, onions and citrus due to the COVID-19 pandemic. Following the first quarter ended March 31, 2021, demand began to return to pre-pandemic levels.

Diversified Fresh Fruit – Americas & ROW Adjusted EBITDA for the three months ended September 30, 2021 decreased 25%, or $2.3 million, to $6.9 million from $9.2 million for the three months ended September 30, 2020. Adjusted EBITDA decreased primarily due to lower margins and higher operating costs, primarily attributable to travel and labor. The impact of the acquisition of Legacy Dole was not significant to Adjusted EBITDA for the nine months ended September 30, 2021.

Diversified Fresh Fruit – Americas & ROW revenues for the nine months ended September 30, 2021 increased 8%, or $74.4 million, to $985.3 million from $910.9 million for the nine months ended September 30, 2020. Revenues increased primarily due to the acquisition of Legacy Dole, whose results are not reflected in the prior year. This was offset by a small decrease in retail sales, as demand on staple items due to the COVID-19 pandemic began to return to pre-pandemic levels following the first quarter ended March 31, 2021.

Diversified Fresh Fruit – Americas & ROW Adjusted EBITDA for the nine months ended September 30, 2021 decreased 12%, or $2.9 million, to $21.2 million from $24.1 million for the nine months ended September 30, 2020. Adjusted EBITDA decreased primarily due to lower gross margins, as higher margins earned on staple products like potatoes, onions and citrus normalized following the first quarter ended March 31, 2021. Operating costs also increased as the comparative period saw a benefit from lower labor and travel costs due to COVID-19. The impact of the acquisition of Legacy Dole was not significant to Adjusted EBITDA for the nine months ended September 30, 2021.

Legacy Dole

Legacy Dole Adjusted EBITDA for the three months ended September 30, 2021 decreased 93%, or $23.7 million, to $1.8 million from $25.5 million for the three months ended September 30, 2020. Legacy Dole Adjusted EBITDA decreased due to the acquisition of Legacy Dole, as current year results reflect only one month of activity in comparison to three months of activity in the prior year.

Legacy Dole Adjusted EBITDA for the nine months ended September 30, 2021 decreased 2%, or $2.3 million, to $93.4 million from $95.7 million for the nine months ended September 30, 2020. Legacy Dole Adjusted EBITDA decreased due to the acquisition of Legacy Dole, as current year results reflect only seven months of activity in comparison to nine months of activity in the prior year.

Liquidity and Capital Resources

Net debt

Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and debt issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the balance sheet.

The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Cash and cash equivalents	$234,214	$160,503
Debt:
Secured debt	(1,277,971)	(7,885)
Notes payable	—	(60,097)
Other revolving credit facilities	(18,805)	(258,254)
Bank overdrafts	(27,579)	(11,243)
Finance lease obligations	(40,167)	(9,352)

Total debt	(1,364,522)	(346,831)

Net debt	$(1,130,308)	$(186,328)

On March 26, 2021, Total Produce entered into a credit agreement, which provides for a revolving credit facility (“the Revolving Credit Facility”), available to Total Produce and its co-borrowers. The Revolving Credit Facility refinanced $524.0 million of previous existing revolving credit facilities available to Total Produce and a number of its subsidiaries. The Revolving Credit Facility was later increased to $600.0 million to be available to Dole plc and a number of its subsidiaries, upon completion of the Merger.

The agreement also provides for a new Term Loan A Facility of $300.0 million and Term Loan B Facility of $540.0 million (together, the “Term Loan Facilities”). The proceeds from the Term Loan Facilities were used to refinance existing credit facilities and senior secured notes of Legacy Dole.

The Revolving Credit Facility and Term Loan Facilities (“credit facilities”) are expected to provide long-term sustainable capitalization. See Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt” to the unaudited condensed consolidated financial statements included herein for additional detail on the credit facilities and other debt.

Net debt is not a substitute for current or long term debt or any other measure prescribed by U.S. GAAP.

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of September 30, 2021 increased to $731.5 million compared to $676.3 million at December 31, 2020.

The following table summarizes Dole’s total available liquidity:

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Cash and cash equivalents	$234,214	$160,503
Lines of credit	497,300	515,750

Total available liquidity	$731,514	$676,253

Supplementary cash flow information

	Nine Months Ended
	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Cash flow provided by (used in):
Operating activities	$(19,260)	$60,492
Investing activities	98,198	(16,976)
Financing activities	6,430	(30,182)
Foreign currency impact	(11,657)	10,007

Net increase in cash	$73,711	$23,341

Cash and cash equivalents, beginning	$160,503	$129,577
Cash and cash equivalents, ending	$234,214	$152,918

Cash flow used in operations was $19.3 million for the nine months ended September 30, 2021, compared to cash flow provided by operations of $60.5 million for the nine months ended September 30, 2020. The decrease in cash flow provided by operating activities was primarily related to transaction costs, as well as higher income tax and interest payments due to the addition of Legacy Dole after the Acquisition Date.

Cash flow provided by investing activities was $98.2 million for the nine months ended September 30, 2021, compared to cash flow used in investing activities of $17.0 million for the nine months ended September 30, 2020. The increase in cash flow provided by investing activities was primarily due to the cash acquired upon the acquisition of Legacy Dole, as well as higher proceeds from insurance and the sale of assets due to the addition of Legacy Dole. The increase is partially offset by higher capital expenditures also due to the addition of Legacy Dole.

Cash flow provided by financing activities was $6.4 million for the nine months ended September 30, 2021, compared to cash flow used in financing activities of $30.2 million for the nine months ended September 30, 2020. The increase in cash flow provided from financing activities was primarily attributable to the proceeds from the issuance of share capital and the debt raise as part of the Transaction, partially offset by higher debt repayments (net of borrowings), which was also part of the Transaction, and higher dividends paid year over year.

Capital Expenditures

Capital expenditures are cash outflows or commitments that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the nine months ended September 30, 2021 were $32.8 million. Capital expenditures for the nine months ended September 30, 2020 were $17.4 million. The increase is due to the addition of Legacy Dole capital expenditures after the Acquisition Date.

Risk Factors and Trends

Dole faces a variety of risks and uncertainties that may cause future results and performance to differ materially from expectations. For a description of these risks and uncertainties, please see the section entitled “Risk Factors” in the Company’s F-1 Filing. All such risk factors should be read in conjunction with Management’s Discussion and Analysis included herein. There may be additional risks and uncertainties that are currently unknown or believed to be immaterial that may have a significant impact on future performance and results of operations.

In addition, Dole’s results of operations are affected by numerous factors, including the balance between the supply of and demand for products and competition from other fresh produce companies. Company results of operations are also dependent on the ability to supply a consistent volume and quality of fresh produce to the markets that it serves. See “Key Factors and Trends Affecting Our Results of Operations” in the Company’s F-1 Filing, for further detail on key factors that may have a significant impact on Dole’s results of operations in the future.

DOLE PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2021	December 31, 2020

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$234,214	$160,503
Short-term investments	5,703	—
Trade receivables, net of allowances of $27,756 and $10,122, respectively	776,913	365,937
Grower advance receivables, net of allowances of $9,572 and $5,598, respectively	100,800	18,946
Other receivables, net of allowances of $13,287 and $2,850, respectively	115,550	24,324
Inventories, net of allowances of $4,018 and $0, respectively	421,762	141,179
Prepaid expenses	53,403	16,570
Other current assets	12,703	2,936
Assets held-for-sale	435	—

Total current assets	1,721,483	730,395
Long-term investments	24,491	—
Investments in unconsolidated affiliates	126,774	458,557
Actively marketed property	50,638	—
Property, plant and equipment, net of accumulated depreciation of $193,208 and $160,111, respectively	1,446,773	219,665
Operating lease right-of-use assets	363,990	140,212
Goodwill	511,133	234,161
Dole brand	306,280	—
Other intangible assets, net of accumulated amortization of $119,995 and $119,575, respectively	63,221	65,634
Other assets, net	75,592	30,496
Deferred income tax assets	39,569	6,682

Total assets	$4,729,944	$1,885,802

LIABILITIES AND EQUITY
Accounts payable	$696,433	$474,528
Income taxes payable	21,484	2,589
Accrued liabilities	431,344	92,279
Bank overdrafts	27,579	11,243
Notes payable and current portion of long-term debt, net	52,241	20,748
Current maturities of operating leases	68,449	21,910
Other tax	52,158	23,371
Contingent consideration	6,266	4,912
Pension and postretirement benefits	20,608	5,787
Other current liabilities	59,187	32,539

Total current liabilities	1,435,749	689,906
Long-term debt, net	1,262,334	314,840
Operating leases, less current maturities	306,634	122,225
Deferred income tax liabilities	149,647	22,451
Contingent consideration, less current portion	3,835	5,786
Pension and postretirement benefits, less current portion	158,167	23,607
Other long-term liabilities	133,417	18,755

Total liabilities	$3,449,783	$1,197,570

Commitments and contingent liabilities:
Redeemable noncontrolling interests	31,627	30,317
Stockholders’ equity:
Common stock— $0.001 par value; 300,000,000 shares authorized and 94,877,644 shares outstanding as of September 30, 2021 and 1,000,000,000 shares authorized and 410,724,962 shares outstanding as of December 31, 2020	949	4,865
Additional paid-in capital	794,085	198,232
Retained earnings	450,193	460,715
Accumulated other comprehensive loss	(128,485)	(128,803)

Total equity attributable to Dole plc	1,116,742	535,009
Equity attributable to noncontrolling interests	131,792	122,906

Total equity	1,248,534	657,915

Total liabilities, redeemable noncontrolling interests and equity	$4,729,944	$1,885,802

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$1,942,185	$1,188,449	$4,202,922	$3,291,284
Cost of sales	(1,843,415)	(1,099,305)	(3,917,484)	(3,044,704)

Gross profit	98,770	89,144	285,438	246,580
SMG&A expenses	(110,213)	(66,964)	(249,593)	(196,602)
Merger, transaction and other related costs	(13,719)	—	(28,814)	(392)
Loss on disposal of businesses	(2,134)	—	(595)	—
Impairment of property, plant and equipment	—	—	—	(1,210)
Gain on asset sales	135	—	262	—

Operating income (loss)	(27,161)	22,180	6,698	48,376
Other income (expense), net	7,167	(211)	7,867	3,052
Interest income	990	499	1,826	1,741
Interest expense	(9,341)	(2,601)	(14,187)	(7,738)

Income (loss) from continuing operations before income taxes and equity earnings	(28,345)	19,867	2,204	45,431
Income tax benefit (expense)	3,401	(6,584)	(4,838)	(13,095)
Equity in net earnings of investments accounted for under the equity method	3,381	9,542	44,018	27,719

Net income (loss)	(21,563)	22,825	41,384	60,055
Less: Net income attributable to noncontrolling interests	(6,953)	(5,790)	(19,352)	(15,127)

Net income (loss) attributable to Dole plc	$(28,516)	$17,035	$22,032	$44,928

Net income (loss) per share attributable to Dole plc—Basic	$(0.35)	$0.31	$0.34	$0.81
Net income (loss) per share attributable to Dole plc—Diluted	$(0.35)	$0.31	$0.34	$0.81
Weighted average shares outstanding—Basic	82,166	55,504	64,516	55,504
Weighted average shares outstanding—Diluted	82,166	55,586	64,723	55,586

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Net income (loss)	$(21,563)	$22,825	$41,384	$60,055
Other comprehensive income (loss), net of tax
Net unrealized gain (loss) on derivatives	1,113	(572)	6,452	(2,196)
Foreign currency translation adjustment	(19,139)	13,676	(24,603)	306
Change in pension and postretirements benefits	(430)	(470)	(937)	(1,346)
Reclassification of pension activity	—	—	15,462	—

Total other comprehensive income (loss)	(18,456)	12,634	(3,626)	(3,236)

Comprehensive income (loss)	(40,019)	35,459	37,758	56,819
Less: Comprehensive income attributable to noncontrolling interests	(4,767)	(8,862)	(15,408)	(14,873)

Comprehensive income (loss) attributable to Dole plc	$(44,786)	$26,597	$22,350	$41,946

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Operating Activities
Net income	$41,384	$60,055
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	42,537	26,723
Incremental charges on purchase accounting valuation of biological assets and inventory	29,180	—
Non-cash lease expense	10,396	1,709
Impairment of property, plant and equipment	—	1,210
Net unrealized (gain) on financial instruments	(2,795)	(724)
(Earnings) from equity method investments	(36,998)	(27,719)
Net (gain) on acquisitions and disposals of equity method investments	(7,020)	—
Net loss on disposal of businesses	595	—
Amortization of debt discounts and debt issuance costs	904	—
Provision (benefit) for deferred income taxes	221	(524)
Pension and other postretirement benefit plan expense (benefit)	232	(231)
Dividends received	10,715	8,110
Fair value movement on contingent consideration	1,130	(694)
Other	859	124
Changes in operating assets and liabilities:
Receivables, net of allowances	(120,091)	(45,240)
Inventories	(50,454)	(17,821)
Accrued and other current and long-term liabilities	59,945	55,514

Cash flow provided by (used in) operating activities	(19,260)	60,492
Investing Activities
Sales of assets	13,869	392
Capital expenditures	(32,790)	(17,366)
Acquisitions, net of cash acquired	99,733	1,658
Proceeds from sales of equity method investments	10,607	5,260
Insurance proceeds received for damage to property	10,217	—
Purchases of investments	(1,186)	(46)
Payment of contingent consideration	(1,343)	(7,276)
Investments in non-consolidated affiliates	(909)	402

Cash flow provided by (used in) investing activities	98,198	(16,976)
Financing Activities
Proceeds from borrowings and overdrafts	1,714,671	138,900
Repayments on short-term borrowings and overdrafts	(2,056,485)	(141,363)
Payment of debt issuance costs	(21,108)	—
Dividends paid to shareholders	(17,092)	(11,875)
Dividends paid to noncontrolling interests	(20,444)	(15,542)
Acquisition of noncontrolling interest subject to put options	—	(302)
Proceeds from exercise of share options	8,012	—
Proceeds received from issuance of common stock in initial public offering, net of issuance costs	398,876

Cash flow provided by (used in) financing activities	6,430	(30,182)

Effect of foreign currency exchange rate changes on cash	(11,657)	10,007

Increase in cash and cash equivalents	73,711	23,341
Cash and cash equivalents at beginning of period	160,503	129,577

Cash and cash equivalents at end of period	$234,214	$152,918

Supplemental cash flow information:
Income tax payments, net of refunds	$19,537	$9,869
Interest payments on borrowings	24,362	7,099
Non-cash Investing and Financing Activities:
Accrued property, plant and equipment	90	—

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Equity Attributable to Noncontrolling Interests	Total Equity

	(U.S. Dollars in thousands)
Balance as of January 1, 2020	$4,863	$202,619	$418,923	$(131,604)	$119,192	$613,993
Net income	—	—	8,331	—	2,147	10,478
Dividends paid	—	—	—	—	(1,860)	(1,860)
Acquisition of noncontrolling interest	—	—	—	—	279	279
Redeemable noncontrolling interest	—	2,020	—	—	(805)	1,215
Other comprehensive (loss)	—	—	—	(20,538)	(4,014)	(24,552)

Balance as March 31, 2020	$4,863	$204,639	$427,254	$(152,142)	$114,939	$599,553

Net income	—	—	19,562	—	7,190	26,752
Dividends paid	—	—	—	—	(3,158)	(3,158)
Acquisition of noncontrolling interest	—	—	284	—	1,256	1,540
Redeemable noncontrolling interest	—	(1,268)	—	—	232	(1,036)
Other comprehensive income	—	—	—	7,994	688	8,682

Balance as of June 30, 2020	$4,863	$203,371	$447,100	$(144,148)	$121,147	$632,333

Net income	—	—	17,035	—	5,790	22,825
Dividends paid	—	—	(11,875)	—	(10,524)	(22,399)
Acquisition of noncontrolling interest	—	—	(2)	—	30	28
Redeemable noncontrolling interest	—	(1,353)	—	—	1,434	81
Other comprehensive income	—	—	—	9,562	3,072	12,634

Balance as of September 30, 2020	$4,863	$202,018	$452,258	$(134,586)	$120,949	$645,502

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Equity Attributable to Noncontrolling Interests	Total Equity

	(U.S. Dollars in thousands)
Balance as of January 1, 2021	$4,865	$198,232	$460,715	$(128,803)	$122,906	$657,915
Net income	—	—	21,309	—	4,806	26,115
Dividends paid	—	—	(4,307)	—	(2,533)	(6,840)
Acquisition of noncontrolling interest	—	—	—	—	71	71
Redeemable noncontrolling interest	—	(1,502)	—	—	(795)	(2,297)
Other comprehensive (loss)	—	—	—	(7,141)	(3,361)	(10,502)

Balance as of March 31, 2021	$4,865	$196,730	$477,717	$(135,944)	$121,094	$664,462

Net income	—	—	29,239	—	7,593	36,832
Proceeds from exercise of stock options	16	2,037	—	—	—	2,053
Dividends paid	—	—	(12,785)	—	(9,811)	(22,596)
Acquisition of noncontrolling interest	—	—		—	1,035	1,035
Redeemable noncontrolling interest		(99)		—	(479)	(578)
Reclassification of pension activity	—	—	(15,462)	15,462	—	—
Other comprehensive income	—	—	—	8,267	1,603	9,870

Balance as of June 30, 2021	$4,881	$198,668	$478,709	$(112,215)	$121,035	$691,078

Net income (loss)	—	—	(28,516)	—	6,953	(21,563)
Proceeds from exercise of stock options	719	5,164	—	—	76	5,959
Cancellation of treasury stock	(263)	263	—	—	—	—
Share issuance to C&C Parties and conversion of ordinary shares to common stock in connection with initial public offering	(4,656)	194,651	—	—	—	189,995
Issuance of common stock in connection with initial public offering, net of underwriting discounts and issuance costs	268	398,876	—	—	—	399,144
Share of repayment of receivable from affiliates	—	469	—	—	—	469
Dividends paid	—	—	—	—	(8,100)	(8,100)
Stock-based compensation expense	—	190	—	—	—	190
Acquisition of noncontrolling interest	—	—	—	—	8,653	8,653
Other noncontrolling interest activity	—	29	—	—	1,336	1,365
Redeemable noncontrolling interest	—	(4,225)	—	—	4,025	(200)
Other comprehensive (loss)	—	—	—	(16,270)	(2,186)	(18,456)

Balance as of September 30, 2021	$949	$794,085	$450,193	$(128,485)	$131,792	$1,248,534

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — NATURE OF OPERATIONS

Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, the largest global exporter of grapes, and an industry leader in value added salads and fresh packed vegetables and has an increasing presence in categories such as berries, avocados and organic produce.

Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks, including fluctuations in commodity and fuel costs, interest rates and foreign currency exchange rates, as well as other environmental and business risks in sourcing and selling locations.

Dole offers over 300 products grown and sourced both locally and globally and distributed and marketed across retail, wholesale and food service channels. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the primary Dole brand (“DOLE brand”).

Dole is incorporated under the laws of Ireland and was formed as a result of the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole under a newly created entity, later named Dole plc, listed publicly in the United States (“U.S.”). Prior to the transaction, Total Produce had a 45% ownership interest in Legacy Dole.

On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and the C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.

On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”. In the IPO, Dole issued 25,000,000 shares of common stock at $16.00 per share. In addition, on August 30, 2021, an additional 1,779,062 shares of common stock were issued to the underwriters upon their exercise of the option to purchase them at the price of $16.00 per share. In the three months ended September 30, 2021, total gross proceeds from the issuance of shares were $428.5 million, and after underwriting fees and other issuance costs of $29.6 million, net proceeds were $398.9 million. The proceeds from the IPO Transaction were used to fund the payment of outstanding debt balances.

See Note 4 “Business Combination and Transaction” for additional detail on the Merger and the IPO Transaction.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this filing, Dole operations remain open and in production throughout the world. The Company cannot reasonably estimate the length or severity of this pandemic. The Company has experienced certain direct costs, primarily related to personal protective equipment and transportation, and costs due to lower production capacity. However, the Company is not able to reasonably estimate the full extent to which the disruption may indirectly impact the Company’s consolidated financial position, consolidated results of operations and consolidated cash flows in fiscal year 2021.

NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements herein are prepared in conformity with generally accepted accounting principles in the U.S. (“U.S. GAAP”) for interim financial information. As such, the financial statements do not include all information and notes required for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to present Dole’s financial position, results of operations and cash flows fairly.

Dole’s unaudited condensed consolidated financial statements include the accounts of majority-owned subsidiaries over which Dole exercises control, entities that are not majority-owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance, and all variable interest entities (“VIEs”) for which Dole is the primary beneficiary.

Total Produce is the accounting acquirer of Legacy Dole, and as such, all Dole plc operating results prior to the Merger are only reflective of Total Produce, inclusive of Total Produce’s 45% investment in Dole. The prior year condensed consolidated balance sheet is only reflective of Total Produce.

Intercompany accounts and transactions have been eliminated in consolidation. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that Dole becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from consolidated results as of the date that Dole ceases to control the subsidiary or, in the case of VIEs, when Dole ceases to be the primary beneficiary.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, self-insurance reserves, retirement benefits, financial instruments and commitment and contingencies. Actual results could differ from these estimates and assumptions.

Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. Dole’s operations are sensitive to a number of factors, including weather-related phenomena and its effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in foreign currency exchange rates, as well as economic crises and security risks.

In the six months ended June 30, 2021, the Company reclassified $15.5 million of pension losses within accumulated other comprehensive loss to retained earnings to reflect the proper presentation of pension reserves in equity. The change did not have an impact to Dole’s results of operations, financial condition or cash flows.

Summary of Significant Accounting Policies

Revenue Recognition: Revenue is recognized when a performance obligation is satisfied as control of a good or service is transferred to a customer in the amount expected to be entitled at transfer. For each customer contract, the performance obligations are identified, the transaction price is allocated to the individual performance obligations, and revenue is recognized when these performance obligations are fulfilled and control of the good or service is transferred to the customer. The transfer of control of a good or service to customers is based on written sales terms that allow customers right of return when the good or service does not meet certain quality factors.

Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products. The Company also has certain marketing contracts where Dole is the principal, and the related revenue and cost of sales is reported on a gross basis.

Revenue also includes service revenue, which includes commissions with third-party growers, management fees, third-party freight and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by leasing a Company vessel, leasing available space on a Company vessel or providing handling and transportation services of containerized cargo on Company vessels. Net service revenues were less than 10% of total revenue for the three months and nine months ended September 30, 2021 and September 30, 2020. See Note 5 “Revenue” for additional detail of the Company’s revenue streams.

Dole’s incremental costs of obtaining a contract have primarily consisted of sales commissions, and the Company has elected the practical expedient to expense these costs that are related to contracts that are less than one year. These costs are included in selling, marketing and general and administrative expenses in the condensed consolidated statements of operations. If these costs relate to contracts that are greater than one year, the incremental costs are capitalized as a contract asset and amortized over the period from which the contract is obtained until the performance obligations are met. Historically, Dole’s contracts are less than one year, and incremental costs of obtaining a contract have not been material.

The Company treats shipping and handling costs that occur before the customer obtains control of the good as a fulfillment cost rather than a service performance obligation. Further, Dole has elected the practical expedient to exclude sales and other taxes imposed by government authorities on revenue-producing transactions from the transaction price.

The period between the transfer of a promised good or service to a customer and customer payment is expected to be less than one year and, as such, Dole has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

Revenue is recorded net of any sales allowances, sales promotions and sales incentives. Sales allowances are calculated based on historical claims information. Dole offers sales promotions and sales incentives to its customers (resellers) and to its consumers. Sales promotions are temporary price reductions on third-party sales, and sales incentives include consumer coupons and discounts, volume and timing rebates and product placement fees. Estimated sales discounts are recorded in the period in which the related sale is recognized. Volume rebates are recognized in the period of sale as a reduction of revenue based on Dole’s estimate of sales volume over the term of the arrangement. All other sales incentives are estimated using both historical trends and current volumes and assumptions. The Company also enters cooperative advertising arrangements in which Dole refunds a retailer for a portion of the costs incurred to advertise Dole’s products. The value of these arrangements is treated as a reduction of revenue, unless the arrangement results in a separate performance obligation for Dole, in which case, these amounts are recorded in selling, marketing and general and administrative expenses in the condensed consolidated statements of operations. Adjustments to sales estimates are made periodically as new information becomes available and actual sales volumes become known. Adjustments to these estimates have historically not been significant to Dole.

Cost of Sales: Cost of sales primarily consists of costs associated with the production or purchasing of inventory, packaging materials, labor, depreciation, overhead, transportation and other distribution costs. Cost of sales also includes recurring agricultural costs and shipping and handling costs, which are detailed below.

Agricultural Costs: Plant costs, including seeds, trees, vines and stems and preproduction costs, including land preparation, pre-planting and planting costs, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples, in which the costs are expensed as incurred. Certain plant and preproduction costs are capitalized to property, plant and equipment, depending on the crop, and charged to cost of sales over the life. All land development costs, including farm and soil improvements, are capitalized to property, plant and equipment. The useful lives for plant, preproduction and land development costs capitalized to property, plant and equipment are 2 to 25 years and are based on historical yields, climate and weather conditions and likelihood of disease and pest interference. Recurring agricultural costs after the preproduction period, including ongoing pruning, fertilization, watering and farm labor, are generally capitalized into inventory and charged to cost of sales when the related crop is harvested and sold, with the exception of pineapples and bananas, in which the costs are expensed as incurred, due to the continuous nature of costs incurred throughout the year.

As a result of the Acquisition, certain Legacy Dole pineapple and banana costs were recognized into inventory at fair value to reflect the biological transformation of these crops. The fair value uplift related to these crops will be reversed and recognized to cost of sales on a straight-line basis over the remaining growth and harvest cycle. Similarly, certain plant and preproduction costs related to pineapples were recognized at fair value into property, plant and equipment to reflect the value associated with the pineapple bearer plant. The fair value uplift related to these pineapple bearer plants will be reversed and recognized to cost of sales on a straight-line basis over the life of these plants. See “Note 4 “Business Combination and Transaction” for additional detail.

Shipping and Handling Costs: Amounts billed to third-party customers for shipping and handling are included as a component of revenues. Shipping and handling costs incurred are included as a component of cost of sales and represent fulfillment costs incurred by Dole to ship products from the sourcing locations to the end customer and are not considered separate performance obligations.

Value-Added Taxes: Value-added taxes that are collected from customers and remitted to taxing authorities are excluded from revenues and cost of sales. Receivables related to value-added taxes are included within other receivables, net, in the condensed consolidated balance sheets.

Marketing and Advertising Costs: Marketing and advertising costs, which include media, production and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. Marketing and advertising costs, included in selling, marketing and general and administrative expenses in the condensed consolidated statements of operations, amounted to $3.6 million and $1.0 million for the three months ended September 30, 2021 and September 30, 2020, respectively, and $5.4 million and $2.6 million for the nine months ended September 30, 2021 and September 30, 2020 respectively.

Research and Development Costs: Research and development costs are expensed as incurred and are included in cost of sales or selling, marketing and general and administrative expenses in the condensed consolidated statements of operations. Research and development costs amounted to $2.0 million and $2.1 million for the three months and nine months ended September 30, 2021, respectively, and were not material for the three months and nine months ended September 30, 2020.

Merger, Transaction and Other Related Costs: Dole records and separately states merger, transaction and other related costs to reflect non-recurring acquisition and merger-related activities. These costs were approximately $13.7 and $28.8 for the three months and nine months ended September 30, 2021, respectively, and primarily relate to the Merger and IPO Transaction. These costs were not significant for the three months and nine months ended September 30, 2020.

Gain (Loss) on Asset Sales: Gain (loss) on asset sales primarily consists of gains and losses incurred through the disposal of assets held-for-sale and actively marketed property. See Note 9 “Assets Held-For-Sale and Actively Marketed Property” for additional detail. Other gains and losses include disposals of other property in the ordinary course of business and have not historically been significant.

Gain (Loss) on Disposal of a Business: Dole records and separately states the net gain (loss) related to the disposal of businesses or subsidiaries. These disposals are the result of a business no longer meeting the strategic objective of the Company.

Interest Income: Interest income comprises interest from funds invested and other receivables, such as grower advances, and is recognized using the effective interest method over the term of the underlying agreement.

Interest Expense: Interest expense comprises interest on borrowings, amortization of discounts and issuance costs related to borrowings, interest on finance lease liabilities, debt extinguishment costs and arrangement fees.

Income Taxes: Dole accounts for deferred income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets. The Company recognizes the benefit of a tax position only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that is recognized is the largest amount that has a greater than 50% likelihood of being realized upon settlement. Income tax expense includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. In respect to undistributed earnings for foreign subsidiaries, where those earnings are considered to be either indefinitely reinvested, or the earnings could be distributed tax free, no taxes have been provided thereon.

Discontinued Operations: Dole determines whether a disposal of a component or a group of components of Dole is required to be presented as discontinued operations, when the disposal represents a strategic shift that had, or will have, a major effect on Dole’s operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. There was no income or loss from discontinued operations for the three months and nine months ended September 30, 2021 and September 30, 2020.

Earnings per share: Basis earnings per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, excluding any shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding, after the adjustment for the effects of restricted stock options with a dilutive effect.

Operating and Reportable Segments: Operating segments, defined as components of the Company that engage in business activities from which they earn revenue and incur expenses, are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for assessing performance and allocating resources amongst operating segments, is defined as the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”).

Dole was re-organized and segment results adjusted to reflect the following segments of the combined company—Fresh Fruit, Fresh Vegetables, Diversified Fresh Produce—Europe, the Middle East and Africa (“Diversified Fresh Produce—EMEA”) and Diversified Fresh Produce—Americas and the Rest of the World (“Diversified Fresh Produce—Americas & ROW”). See further detail on operating and reporting segments in Note 6 “Segments”.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less. Cash and cash equivalents also include restricted amounts which are de minimis and, therefore, not material to the financial statements.

Short-Term and Long-Term Investments: Short-term investments include the portion of the Rabbi Trust securities portfolio that approximates the short-term liability of the frozen non-qualified Supplemental Executive Retirement Plan (“SERP”) defined benefit plan and the total liability of the non-qualified deferred compensation Excess Savings Plan (“ESP”). Long-term investments include the portion of the Rabbi Trust securities portfolio that will be used to fund a portion of the long-term liability of the SERP plan. Securities are recorded at fair value with realized and unrealized holding gains and losses included in earnings. Dole estimates the fair value of its investments using prices provided by its custodian. See Note 15 “Fair Value Measurements” for fair value disclosures.

Trade Receivables: Trade receivables less allowances are recognized at net realizable value, which approximates fair value. Credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, Dole performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Additionally, Dole periodically estimates expected credit losses for all outstanding trade receivables to determine if a related impairment loss and allowance should be recognized. Dole estimates its allowance for credit losses for trade receivables on a collective pool basis when the Company believes similar risk characteristics exist among customers. For Dole, similar risk characteristics may include geographic region, type of customer or market conditions, among other factors. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing customer credit monitoring, macroeconomic indicators and historical credit loss information of customers and geographic regions. Expected credit losses for newly recognized trade receivables, as well as changes to existing expected credit losses during the period, are recognized in selling, marketing, general and administrative expenses in the consolidated statements of operations. No individual customer accounted for more than 10% of Dole’s revenue during the three months and nine months ended September 30, 2021 and September 30, 2020, nor accounted for greater than 10% of Dole’s account receivable as of September 30, 2021 and December 31, 2020.

In addition, Dole manages the credit risk of a portion of its trade receivables through the use of non-recourse trade receivables arrangements. See Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt” for further detail.

Grower Advances: Dole makes advances to third-party growers for various farming needs. Some of these advances are secured with crop harvests, property or other collateral owned by the growers. Dole monitors these receivables on a regular basis and periodically estimates expected credit losses for all outstanding grower advances to determine if a related impairment loss and allowance should be recognized. These expected credit losses are evaluated on a case-by-case basis and are based on historical credit loss information, among other quantitative and qualitative factors. Grower advances are stated at the gross advance amount less allowances for expected credit losses.

A rollforward of the allowance for expected credit losses related to grower advances was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of January 1, 2021	$7,828
Additions from the acquisition of Legacy Dole	3,785
Additional provisions in the period	914
Recoveries of amounts previously reserved	(4)
Write-offs	(94)
Balance sheet reclassifications	(342)
Foreign exchange impact	(101)

Balance as of September 30, 2021	$11,986

Grower advances are disaggregated into short-term advances that mature in twelve months or less, which are included within grower advance receivables, net, in the condensed consolidated balance sheets and long-term advances that are included in other assets, net, in the condensed consolidated balance sheets.

The following table summarizes the short-term and long-term portions of growers advances at September 30, 2021 and December 31, 2020. Of the $106.8 million of net grower advances outstanding at September 30, 2021, $9.3 million was considered 90 or more days past due, and of the $22.8 million outstanding at December 31, 2020, $2.2 million was considered 90 or more days past due.

	September 30, 2021		December 31, 2020
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Gross advances to growers and suppliers	$110,372	$8,452	$24,544	$6,133
Allowance for advances to growers and suppliers	(9,572)	(2,414)	(5,598)	(2,230)

Net advances to growers and suppliers	$100,800	$6,038	$18,946	$3,903

Other Receivables: Other receivables consists primarily of miscellaneous notes receivable, hedging receivables and receivables from governmental institutions. These receivables are recorded at net realizable value. Allowances against receivables are established based on specific account data and factors such as Dole’s historical losses, current economic conditions, age of receivables, the value of any collateral and payment status compared to payment terms. Account balances are written off against the allowance if and when management determines the receivable is uncollectible.

Concentration of Credit Risk: Financial instruments that potentially subject Dole to a concentration of credit risk principally consist of cash equivalents, investments, derivative contracts and grower advances. As discussed above, credit risk related to trade receivables is mitigated through the Company’s large customer base and periodic credit valuations. Dole maintains its cash and investments with high quality financial institutions. The counterparties to Dole’s derivative contracts, which are discussed in greater detail below, are major financial institutions. Grower advances are principally with farming enterprises and are generally secured by the underlying crop harvests, property or other collateral owned by the growers.

Inventories: Inventories are valued at the lower of cost or net realizable value. Costs related to fresh produce are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period. Due to the nature of the Company’s inventory, reserves for excess production and obsolescence have not historically been significant.

Details of inventory in the condensed consolidated balance sheets as of September 30, 2021 and December 31, 2020 were as follows:

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Inventories:
Finished products	$225,460	$120,897
Raw materials and work in progress	99,727	—
Crop growing costs	52,613	3,551
Agricultural and other operating supplies	43,962	16,731

	$421,762	$141,179

Physical goods that have completed production and are held-for-sale in the ordinary course of business are classified as finished products. Inventories classified as raw materials represent goods that will be consumed in production, such as fresh fruit or vegetables to be modified from their original form and those awaiting packaging, as well as items such as consumer packing, labels and pallets. Goods that are in the course of production are classified as work in progress. Inventories classified as crop growing costs include costs incurred up to the time crops are produced in commercial quantities. As of September 30, 2021, crop growing costs also include the remaining uplift for the fair value of biological assets recognized as a part of the Acquisition. In addition, agricultural and other operating supplies that are consumed indirectly in production are also capitalized into inventory, such as ripening agents, fertilizer and fuel.

Assets Held-for-Sale, Actively Marketed Property: Dole reports a business or assets as held-for-sale when management has approved or received approval to sell the business or assets and is committed to a formal plan, the business or assets are available for immediate sale, the business or assets are being actively marketed, the sale is anticipated to occur during the ensuing year, and the other specified criteria for classification are met. In certain situations when timing of the sale of land is uncertain, Dole classifies such assets as actively marketed property. A business or assets classified as held-for-sale or land classified as actively marketed property are recorded at the lower of their carrying amount or estimated fair value less cost to sell. If the carrying amount exceeds the estimated fair value, a loss is recognized. Depreciation is not recorded on assets classified as held-for-sale or on land improvements associated with actively marketed property. Assets and liabilities related to a business classified as held-for-sale and actively marketed property are segregated in the condensed consolidated balance sheets, and major classes are separately disclosed in the notes to the condensed consolidated financial statements, commencing in the period in which the business or assets are classified as held-for-sale or actively marketed. See Note 9 “Assets Held-For-Sale and Actively Marketed Property” for additional detail.

Investments in Unconsolidated Affiliates: Investments in unconsolidated affiliates and joint ventures with ownership of 20% to 50% are recorded using the equity method, provided Dole has the ability to exercise significant influence. In addition, entities in which the Company has variable interests are also recorded using the equity method when it is determined that the Company is not the primary beneficiary in the relationship. Under the equity method of accounting, a share of earnings and losses based on Dole’s ownership percentage in the investment is recorded in earnings each period. Unrealized gains and losses arising from transactions with equity method investments are eliminated to the extent of the Company’s interest in the equity.

All material equity method investments have the same fiscal year-end or a fiscal year-end within three months of the Company’s year-end. In the case of the latter, appropriate adjustments are made for the effects of significant transactions or events that occur between that date and the date of Dole’s consolidated financial statements. Where appropriate, the accounting policies of equity method investments have been adjusted to ensure consistency with the policies adopted by Dole.

All other unconsolidated investments are accounted for using the cost method. As of September 30, 2021 and December 31, 2020, substantially all of Dole’s investments in unconsolidated affiliates have been accounted for under the equity method.

Dole evaluates its equity and cost method investments for impairment when facts and circumstances indicate that the carrying value of such investments may not be recoverable. Dole reviews several factors to determine whether the loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the investee and whether Dole has the intent to sell or will be required to sell before the investment’s anticipated recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recorded in earnings.

In the three months and nine months ended September 30, 2021, the Company recorded an impairment charge related to its investment in Legacy Dole of $122.9 million, as the carrying value of the 45% investment was higher than the value of the consideration paid upon the Acquisition. The Company also recognized a gain on the settlement of preexisting contractual arrangements of $93.0 million. The net loss on Legacy Dole arising from the step-up acquisition was $2.0 million, after considering the impairment offset by the gain on the preexisting contractual arrangements, both noted above, and also the release of deferred income tax, indemnification and cumulative equity reserves of $20.1 million, $4.4 million and $3.5 million, respectively. During the three months and nine months ended September 30, 2021, Dole also recorded a fair value gain of $5.3 million and $7.9 million, respectively, upon the acquisition of other investments previously accounted for under the equity method. The Company also acquires and disposes of investments in unconsolidated affiliates in the normal course of business. In the nine months ended September 30, 2021, the Company recorded a gain on the disposal of investments accounted for under the equity method of $1.1 million. Dole did not have any disposals of investments accounted for under the equity method for the three months ended September 30, 2021. Dole did not recognize any impairment charges or any gain or loss for investments in unconsolidated affiliates for the three months and nine months ended September 30, 2020. See Note 18 “Investments in Unconsolidated Affiliates” for additional detail.

Property, Plant and Equipment: Property, plant and equipment is stated at cost plus asset retirement obligations, if any, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of these assets. Dole reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset group. Routine maintenance and repairs are expensed as incurred. Dole did not recognize any impairment charges for property, plant and equipment for the three months and nine months ended September 30, 2021 and recognized an impairment loss of approximately $1.2 million in the nine months ended September 30, 2020. See Note 10 “Property, Plant and Equipment” for additional detail on the major classes of property, plant and equipment and the respective useful lives of the asset classes.

Dry-Docking Costs: Dole incurs costs for planned major maintenance activities related to its vessels during regularly scheduled dry dockings that occur approximately every 2 to 7 years, depending on the age of the vessel. Costs incurred during the dry-docking period, such as overhaul costs, are capitalized and amortized to the next overhaul. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed as incurred and included in cost of sales in the condensed consolidated statements of operations.

Leases: Dole leases fixed assets for use in operations where leasing offers advantages of operating flexibility and is less expensive than alternative types of funding. Dole also leases land in countries where land ownership by foreign entities is restricted or where purchasing is not a viable option.

Dole’s leases are evaluated at inception or at any subsequent modification and, depending on the lease terms, are classified as either finance or operating leases. For leases with terms greater than one year, the Company recognizes a related asset (“right-of-use asset”) and obligation (“lease liability”) on the lease commencement date, calculated as the present value of lease payments over the lease term. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Many of Dole’s leases include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments and lease term when appropriate. Dole’s lease agreements do not contain any residual value guarantees. The majority of Dole’s leases are classified as operating leases. Dole’s principal operating leases are for vessel containers that do not meet finance lease criteria, ports, land and warehouse facilities. Dole’s finance leases primarily consist of vessel containers and machinery and equipment that meet the finance lease criteria. Dole’s decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability of the renewal.

The Company has elected to account for lease and non-lease components in a contract as a single lease component. When available, the rate implicit in the lease is used to discount lease payments to present value; however, most of Dole’s leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.

Goodwill and Intangible Assets: Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Fair values for goodwill and intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Dole tests goodwill for impairment at the reporting unit level annually on the first day of the fourth quarter of each fiscal year and when there is an indicator of impairment. Dole defines each of its four operating business segments as reporting units for purposes of evaluating goodwill for impairment: Fresh Fruit, Fresh Vegetables, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW.

Dole’s indefinite-lived intangible assets, primarily consisting of the DOLE brand, are considered to have an indefinite life, because they are expected to generate cash flows indefinitely and, as such, are not amortized. Indefinite-lived intangible assets are reviewed for impairment annually on the first day of the fourth quarter of each fiscal year, or more frequently if certain impairment indicators arise.

Dole’s definite-lived intangible assets include customer relationships, supplier relationships and local brands, that are initially recorded at fair value and amortized on a straight-line basis over 3 to 15 years.

During the three months and nine months ended September 30, 2021 and September 30, 2020, Dole did not identify any triggering events or indicators of impairment that would require an impairment test. The Company is also monitoring for other long-term impacts of the COVID-19 pandemic, such as the impairment of goodwill, intangibles or other long-lived assets. During the three months and nine months ended September 30, 2021 and September 30, 2020, Dole did not identify any indicators of impairment as a result of the pandemic.

See Note 11 “Goodwill and Intangible Assets” for additional detail.

Bank Overdrafts: The Company and its subsidiaries have a number of bank overdraft facilities which are primarily used to fund seasonal working capital requirements. The total of these facilities at September 30, 2021 and December 30, 2020 was $27.6 million and $11.2 million, respectively. The facilities contain covenants customary for unsecured facilities of this kind, including financial covenants on maximum leverage and minimum interest cover. Bank overdrafts are classified as a short-term liability in the condensed consolidated balance sheets. See Note 12 “Notes Payable, Bank Overdraft and Long-Term Debt” for additional detail.

Debt: Debt is carried at the principal amount borrowed, including unamortized discounts and premiums, fair value adjustments and debt issuance costs, when applicable. Debt discounts, issuance costs, and fair value adjustments are amortized over the term of the debt agreement using the effective interest method. Debt discounts and issuance costs are presented as a direct reduction of debt in the condensed consolidated balance sheets. See Note 12 “Notes Payable, Bank Overdraft and Long-Term Debt” for additional detail.

Workers Compensation and Loss Reserves: Dole self-insures certain losses arising out of workers compensation claims. Dole establishes workers compensation accruals for its self-insured programs based upon reported claims in process and actuarial estimates for losses incurred but not reported. Loss reserves, including incurred but not reported reserves, are estimated using actuarial methods, and ultimate settlements may vary significantly from such estimates due to increased claims frequency or the severity of claims.

Derivative Financial Instruments: Dole also holds derivative instruments to hedge against risks in foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole estimates the fair value of its derivatives, including any credit valuation adjustments, using market-based inputs. During the three months ended September 30, 2021, Dole entered into interest rate swaps that qualified for hedge accounting and designated them as hedging instruments. All realized gains and losses under the interest rate swaps and other designated cash flow hedges are included in earnings in the condensed consolidated statements of operations, and unrealized gains and losses are included in other comprehensive income (loss). For all other hedges not designated as hedging instruments, all realized and unrealized gains and losses are recorded in the same line item within the condensed consolidated statements of operations as the activity that is being hedged from a financial risk management perspective. See Note 14 “Derivative Financial Instruments” for additional detail on derivative instruments.

Fair Value Hedges: The Company enters into fair value hedges to hedge foreign currency exposure of certain non-functional currency assets and liabilities. Dole enters into foreign currency forward contracts primarily to hedge the changes in fair value of intercompany loans denominated in a currency other than the U.S. dollar functional currency.

Cash Flow Hedges: The Company enters into cash flow hedges to hedge against variability in certain expected future cash flows related to foreign currency exchange, fuel costs and interest rates on long-term borrowings. Dole enters into foreign currency exchange forward contracts and option contracts to hedge a portion of its forecasted revenue, cost of sales and operating expense. In addition, Dole incurs significant fuel costs transporting products from the sourcing location to the end customer (reseller). To mitigate the price uncertainty of future purchases of bunker fuel, Dole enters into bunker fuel swap contracts. Similarly, in order to mitigate interest rate uncertainty on long-term debt, Dole enters into interest rate swap agreements.

Net Investment Hedges: The Company enters into net investment hedges to hedge against foreign exchange movements from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar. Net gains or losses on foreign currency borrowings used as net investment hedges are recognized in other comprehensive income, to the extent that the instrument is determined to be effective. Hedge accounting for net investment hedges is discontinued prospectively when the net investment hedging relationship no longer meets the prospective effectiveness test. If the net investment hedge is no longer effective, any amounts not yet recognized in the condensed consolidated statements of operations remain in the currency translation reserve until the net investment is sold substantially or completely liquidated.

Fair Value of Financial Instruments: Dole’s financial instruments primarily comprise cash and cash equivalents, short and long-term investments, short-term trade and grower receivables, trade payables, notes receivable and notes payable, as well as long-term grower receivables, finance lease obligations, asset-based loans, term loan facilities and notes. The carrying amounts of short-term instruments, excluding Dole’s short-term Rabbi Trust investments that are recorded at fair value, approximate fair value because of the instrument’s short maturity. The carrying amounts of long-term financial instruments, excluding Dole’s secured notes, term loans and long-term Rabbi Trust investments, approximate fair value, since the instruments bear interest at variable or fixed rates which approximate market rates. See Note 15 “Fair Value Measurements” for additional detail.

Dole also holds retirement plan assets which are measured at fair value. Dole estimates the fair value of its retirement plan assets based on quoted market prices, dependent on availability. In instances where quoted market prices are not readily available, the fair value of the investment securities is estimated based on pricing models using observable or unobservable inputs.

Foreign Currency Exchange: The functional currency of Dole is the U.S. dollar. For subsidiaries with transactions that are denominated in a currency other than the functional currency, the net foreign currency exchange transaction gains or losses resulting from the translation of monetary assets and liabilities to the functional currency are included in the condensed consolidated statements of operations. Net foreign currency exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recorded as a part of the cumulative translation adjustment in stockholders’ equity.

Stock-Based Compensation: Stock-based compensation for Dole consists of restricted stock units and stock options. At their grant date, the restricted stock units are valued using the current share price, and the stock options are valued using the Black Scholes pricing model. Stock-based compensation expense is recognized over the requisite service period, which is the vesting period of each award.

Redeemable Noncontrolling Interest (“NCI”): If a put option is held by a NCI in a subsidiary undertaking, whereby the holder of the put option can require Dole to acquire the NCI’s ownership in the subsidiary at a future date, the Company examines the nature of such a put option to determine whether the put option is a separate financial instrument to, or embedded within, the NCI.

As the Company’s NCI containing put and call options have exercise prices based on future earnings of the related consolidated subsidiaries and meet the criteria for mezzanine classification, they are classified as redeemable noncontrolling interests as mezzanine equity in the condensed consolidated statements of stockholders’ equity. The embedded put and call features do not meet the criteria for bifurcation.

Both permanent and mezzanine-classified NCI are measured at fair value on the acquisition date. Each reporting period, net income and comprehensive income of a consolidated subsidiary is allocated to the controlling interest and NCI. When redemption of a mezzanine-classified NCI becomes probable, the NCI is accreted to its redemption amount with the offset to retained earnings. These changes are accreted over periods prior to the earliest redemption date or recognized immediately as they occur.

Guarantees: Dole makes guarantees as part of its normal business activities. These guarantees include guarantees of the indebtedness of some of its key fruit suppliers and other entities integral to Dole’s operations. Dole also issues bank guarantees as required by certain regulatory authorities, suppliers and other operating agreements, as well as to support the borrowings, leases and other obligations of its subsidiaries. The majority of Dole’s guarantees relate to guarantees of subsidiary obligations and are scoped out of the initial measurement and recognition accounting requirements related to guarantees.

Business Combinations: Business combinations are accounted for using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured at fair value as of the acquisition date, and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill.

Determining the fair value of assets acquired and liabilities assumed and the allocation of the purchase price requires management to use significant judgment and estimates, especially with respect to intangible assets. Estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual values may differ from these estimates. During the measurement period, certain adjustments may be recorded to the carrying fair value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could last up to one year after the transaction date, all adjustments are recorded in the condensed consolidated statements of operations.

The NCI in acquired businesses are measured at fair value at the date of acquisition and are separately presented within stockholders’ equity, distinct from equity attributable to Dole. Each reporting period, net income (loss) and comprehensive income (loss) of consolidated subsidiaries in which NCI are held are attributed to that NCI based on their equity interest in each consolidated subsidiary.

Contingent consideration is recognized and measured at fair value at the acquisition date. Any obligation of the Company to pay contingent consideration in connection with a business combination is classified as a liability as required by ASC 480, Distinguishing Liabilities from Equity, otherwise it is classified as equity. Post-combination accounting for contingent consideration is impacted by its initial classification. When it is classified as a liability, it is remeasured at each reporting date at fair value, and any changes in fair value are reported within earnings. When it is classified as equity, the contingent consideration is not remeasured subsequently, and its settlement is accounted for within equity. Total contingent consideration at September 30, 2021 and December 31, 2020 amounted to $10.1 million and $10.7 million, respectively

See Note 4 “Business Combination and Transaction” for further detail on the Acquisition that occurred in the three months ended September 30, 2021.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements Adopted

ASU 2019-12, Income Taxes (Topic 740)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU introduces new guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination, through which book goodwill was recognized or a separate transaction and provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax. The ASU also makes changes to the current guidance for making intraperiod allocations and determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting, among other changes. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2020 and interim periods within those fiscal years. Dole adopted this new accounting guidance on January 1, 2021, the first day of Dole’s 2021 fiscal year. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows and related disclosures.

ASU 2020-01 Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)

In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this update clarify certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323 and the guidance in Topic 815. This update affects how an entity accounts for an equity security under the measurement alternative or for a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. The accounting amendment is effective for public entities in annual periods beginning after December 15, 2020 and interim periods within those fiscal years. Dole adopted this new accounting guidance on January 1, 2021, the first day of Dole’s 2021 fiscal year. The adoption of this ASU did not have a material impact to the Company’s financial condition, results of operations, cash flows and related disclosures.

New Accounting Pronouncements Not Yet Adopted

ASU 2020-04 – Reference rate reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting

In March 2020, the FASB issued ASU 2020-04, Reference rate reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting. The amendments in this update provide optional expedients and exceptions related to accounting for transactions affected by reference rate reform. The amendments only apply if certain criteria are met. The amendments in this update apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform.

In addition, in January 2021, the FASB issued ASU 2021-01, Amendments to reference rate reform (Topic 848). The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting or contract price alignment that is modified as a result of reference rate reform. Amendments in this update also capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. All amendments discussed above are elective and are effective upon issuance for all entities. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method of adoption.

ASU 2020-10 – Codification Improvements

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The amendments in this update seek to clarify guidance being applied in an inconsistent manner; however, amendments are not expected to result in a significant change in practice. The amendments in this update are effective for public entities in annual periods beginning after December 15, 2020. Dole is assessing the effect of this accounting guidance on its consolidated financial statements and its method of adoption.

NOTE 4 — BUSINESS COMBINATION AND TRANSACTION

On July 29, 2021, the Merger was completed between Total Produce and Legacy Dole and on July 30, 2021, the newly created entity, Dole plc, consummated its IPO on the NYSE under the ticker symbol “DOLE”.

On February 1, 2018, Total Produce entered into a Securities Purchase Agreement with the C&C Parties to purchase 45% of Legacy Dole for $300.0 million (“Original Transaction”) with options to acquire the remaining 55% in future years. The Original Transaction closed on July 31, 2018 and Total Produce accounted for its investment in Legacy Dole under the equity method of accounting until the Merger and IPO Transaction. On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.

As a result of the Merger, Total Produce acquired the remaining 55% of Legacy Dole in exchange for stock consideration along with the forgiveness of certain indemnities and loans owed by C&C Parties. Total consideration was calculated as $576.0 million and is inclusive of an implied equity value for Legacy Dole based on the IPO price of $16.00, after considering the forgiveness of certain indemnities and loans owed by C&C Parties.

At the time of the Merger, Total Produce’s investment in Legacy Dole was approximately $259.0 million. Based on the implied equity value of the stock consideration for the existing 45% equity interest, the Company recognized an impairment loss of $122.9 million. The Company also recognized a gain on the settlement of preexisting contractual arrangements of $93.0 million. The net loss on Legacy Dole arising from the step-up acquisition was $2.0 million, after considering the impairment, offset by the gain on the preexisting contractual arrangements and other items. The net loss was included in equity in net earnings of investments accounted for under the equity method in the consolidated statements of operations. See Note 18 “Investment in Unconsolidated Affiliates” for additional detail on the calculation of the net loss on Legacy Dole arising from the step-up acquisition.

Purchase Price Allocation

The purchase price of Legacy Dole exceeded the fair value of the identifiable net assets and, accordingly, $270.9 million was allocated to goodwill, none of which is tax deductible. The goodwill arising from the Acquisition consists largely of the synergies and economies of scale expected from combining the operations of Total Produce and Legacy Dole. The goodwill is expected to be assigned to the Fresh Fruit operating segment, pending the finalization of the valuation results. The Company also acquired $310.7 million of intangible assets which primarily relate to the indefinite-lived DOLE brand. See Note 11 “Goodwill and Intangible Assets” for further detail.

The components of the purchase price and net assets acquired in the Acquisition are as follows:

Amount
(U.S. Dollars in thousands)
Consideration:
Equity instruments	$576,000
Cash acquired	(103,229)
Net intercompany payable to Legacy Dole at acquisition	(6,900)

Net consideration:	$465,871

Net assets acquired:
Current assets, less inventory and cash acquired	608,448
Inventory	258,025
Property, plant and equipment	1,257,555
Intangible assets	310,659
Other assets	405,608
Current liabilities, less current portion of debt	(674,513)
Debt	(1,388,519)
Other liabilities	(572,689)

Total identifiable net assets	204,574
Noncontrolling interests assumed	(9,618)

Goodwill	$270,915

The fair value of the acquired identifiable property, plant and equipment, other assets and liabilities and goodwill and intangibles is provisional and subject to change based on further review by the Company.

Included within inventory above is $35.2 million of previously uncapitalized pineapple and banana costs that were recognized to reflect the biological transformation of these crops. The fair value uplift related to these crops will be reversed and recognized to cost of sales on a straight-line basis over the remaining growth and harvest cycle. The total incremental charge to cost of sales related to this uplift was $17.6 million for the three months ended September 30, 2021. Included within property, plant and equipment is $68.1 million of previously uncapitalized pineapple costs that were recognized to reflect the value associated with the pineapple bearer plant. The fair value uplift related to these bearer plants will be reversed and recognized to cost of sales on a straight-line basis over the life of these plants. The total incremental charge to cost of sales related to this uplift was $11.3 million for the three months ended September 30, 2021. The Company also incurred incremental charges of $0.3 million related to the fair value of finished goods for the three months ended September 30, 2021.

The amount of Legacy Dole’s revenue, excluding sales with Total Produce entities, and earnings included in the consolidated statements of operations included herein and the pro forma revenue and earnings of the combined company assuming the Acquisition Date was January 1, 2020 are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Actual (Legacy Dole):
Revenue	$759,820	$—	$759,820	$—
Net (loss)	$(20,058)	$—	$(20,058)	$—
Pro forma (total Dole plc):
Revenue	$2,317,458	$2,309,973	$7,074,905	$6,768,013
Net income	$29,893	$18,556	$159,787	$12,855

NOTE 5 — REVENUE

The following table presents the Company’s disaggregated revenues by similar types of products for the three months and nine months ended September 30, 2021 and September 30, 2020.

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Fresh fruit	$404,537	$—	$404,537	$—
Fresh packed vegetables	39,552	—	39,552	—
Value added vegetables	174,287	—	174,287	—
Diversified produce	1,250,837	1,155,018	3,446,629	3,203,044
Health foods and consumer goods	35,313	33,431	100,258	88,240
Commercial cargo and other	37,659	—	37,659	—

	$1,942,185	$1,188,449	$4,202,922	$3,291,284

The following table presents the Company’s disaggregated revenues by channel for the three months and nine months ended September 30, 2021 and September 30, 2020.

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Third party revenue:
Retail	$1,091,601	$685,853	$2,383,518	$1,858,714
Wholesale	651,314	375,667	1,393,254	1,091,224
Food service	131,455	103,238	299,512	269,626
Commercial cargo and other	37,659	—	37,659	—
Sales to equity method investments	30,156	23,691	88,979	71,720

Total revenue	$1,942,185	$1,188,449	$4,202,922	$3,291,284

NOTE 6 — SEGMENTS

Following the Merger, Dole has the following four reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Fresh Vegetables, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas and ROW. The Company’s reportable segments are based on (i) financial information reviewed by the CODM, defined as the CEO and COO, (ii) internal management and related reporting structures, and (iii) the basis upon which the CODM assesses performance and allocates resources.

Fresh Fruit: Fresh Fruit includes operations related to the sale of bananas and pineapples, which are sourced from local growers or Dole-owned and leased farms primarily located in Latin America and sold throughout North America, Europe, Latin America and Asia.

Fresh Vegetables: Fresh Vegetables includes operations related to the sale of value added salads, which includes salad and meal kits, and fresh packed vegetables, which includes produce such as iceberg, romaine, leaf lettuces and celery. These products are sourced from North America and substantially all sales are generated in North America.

Diversified Fresh Produce – EMEA: Diversified Fresh Produce – EMEA includes Dole’s Irish, Dutch, Spanish, French, Italian, UK, Swedish, Danish, Eastern European and Brazilian businesses, each of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.

Diversified Fresh Produce – Americas & ROW: Diversified Fresh Produce – Americas & ROW includes Dole’s U.S., Canadian, Chilean, and Indian businesses, all of which market globally and locally sourced fresh produce.

Segment performance is evaluated based on a variety of factors, of which sales and Adjusted EBITDA are the primary financial measures. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.

Prior to the acquisition of Legacy Dole, Total Produce considered its 45% share in Legacy Dole to be a reportable segment. As such, balances prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported.

The following table provides sales and Adjusted EBITDA by reportable segment:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Revenue:
Fresh Fruit	$452,157	$—	$452,157	$—
Fresh Vegetables	213,839	—	213,839	—
Diversified Fresh Produce – EMEA	873,051	841,327	2,567,679	2,380,422
Diversified Fresh Produce – Americas & ROW	419,214	347,122	985,323	910,862

Total segment sales	1,958,261	1,188,449	4,218,998	3,291,284
Intersegment sales	(16,076)	—	(16,076)	—

Total consolidated sales	$1,942,185	$1,188,449	$4,202,922	$3,291,284

Segment Adjusted EBITDA:
Fresh Fruit	$11,271	$—	$11,271	$—
Fresh Vegetables	4,493	—	4,493	—
Diversified Fresh Produce – EMEA	30,495	31,631	98,735	77,227
Diversified Fresh Produce – Americas & ROW	6,914	9,230	21,163	24,114
Legacy Dole	1,765	25,494	93,353	95,730

Total segment Adjusted EBITDA	54,938	66,355	229,015	197,071
Income tax benefit (expense)	3,401	(6,584)	(4,838)	(13,095)
Interest expense	(9,341)	(2,601)	(14,187)	(7,738)
Depreciation and amortization	(23,752)	(9,348)	(42,537)	(26,723)
Merger, transaction and other related costs	(13,719)	—	(28,814)	(392)
Net unrealized (loss) gain on derivative instruments	(275)	15	(240)	707
Net unrealized gain on foreign denominated intercompany borrowings	3,226	—	3,226	—
Fair value movements on contingent consideration	(30)	(56)	(1,130)	694
Impairment of property, plant and equipment	—	—	—	(1,210)
Asset write-downs, net of insurance proceeds	16	—	16	—
Fair value (loss) of Legacy Dole acquisition	(1,985)	—	(1,985)	—
Fair value gain of other acquisitions	5,304	—	7,909	—
Gain on disposal of equity method investments	—	—	1,096	—
Loss on disposal of businesses	(2,134)	—	(595)	—
Incremental charges on biological assets and inventory related to acquisition of Legacy Dole	(29,180)	—	(29,180)	—
Items in earnings for equity method investments
Dole’s share of depreciation and amortization	(5,675)	(11,768)	(30,966)	(35,187)
Dole’s share of income tax benefit (expense)	941	(707)	(27,368)	(19,710)
Dole’s share of interest expense	(3,091)	(7,637)	(17,897)	(27,549)
Dole’s share of other items	(207)	(4,844)	(141)	(6,813)

Net income (loss)	$(21,563)	$22,825	$41,384	$60,055

NOTE 7 — OTHER INCOME (EXPENSE), NET

Included in other income (expense), net, in Dole’s condensed consolidated statements of operations were the following items:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Unrealized gain on foreign intercompany borrowings	$3,226	$—	$3,226	$—
Loss on investments	(191)	—	(191)	—
Non-service components of net periodic pension benefit costs	1,043	558	1,776	1,608
Rental income	2,918	678	3,956	1,695
Gain (loss) on contingent consideration	(30)	(56)	(1,130)	694
Other	201	(1,391)	230	(945)

Other income (expense), net	$7,167	$(211)	$7,867	$3,052

NOTE 8 — INCOME TAXES

For the three months ended September 30, 2021, Dole recorded income tax benefit of $3.4 million on $28.3 million of pretax loss from continuing operations and, for the nine months ended September 30, 2021, income tax expense of $4.8 million on $2.2 million of pretax income from continuing operations. For the three months ended September 30, 2020, Dole recorded income tax expense of $6.6 million on $19.9 million of pretax income from continuing operations and, for the nine months ended September 30, 2020, income tax expense of $13.1 million on $45.4 million of pretax income from continuing operations. Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. federal and state. For the three months and nine months ended September 30, 2021, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the U.S. Global Intangible Low-Taxed Income (“GILTI”) provisions of the 2017 Tax Cuts and Jobs Act (“Tax Act”), nondeductible transaction costs, a decrease in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three months and nine months ended September 30, 2020, Dole’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the mix of operations in foreign jurisdictions.

Dole is required to adjust its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate. This could result in a higher or lower effective tax rate during a particular quarter based upon the mix and timing of actual earnings versus annual projections.

The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and foreign net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain foreign and U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjust estimates as more information becomes available.

The Company is required to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result, Dole has recorded an unrecognized tax benefit for certain tax benefits which may not be sustained upon examination.

Dole plc and one or more of its subsidiaries files income tax returns in Ireland, the U.S. (both at the federal level and in various state jurisdictions), Canada and jurisdictions in Latin America and Europe. With few exceptions, Dole is no longer subject to income tax examinations by tax authorities for years prior to 2015.

NOTE 9 — ASSETS HELD-FOR-SALE AND ACTIVELY MARKETED PROPERTY

Dole continuously reviews its assets in order to identify those assets that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held-for-sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value. For property specifically classified as actively marketed, the timing of sale within the next year is uncertain.

Assets held-for-sale

As of the date of the Merger, Dole acquired approximately $11.5 million of assets held-for-sale which primarily consisted of two vessels and a number of properties throughout North America and Latin America. During the three months ended September 30, 2021, Dole sold the two vessels and one of the Latin America properties, with net book values of $8.7 million and $2.4 million, respectively. There was no gain or loss from the sales. There were no liabilities held-for-sale as of September 30, 2021 and December 31, 2020 and no assets held-for-sale as of December 31, 2020.

A rollforward of assets held-for-sale in the condensed consolidated balance sheets was as follows:

.	Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2020	$—
Additions from the acquisition of Legacy Dole	11,548
Sale of vessels	(8,705)
Sale of other property	(2,408)

Balance as of September 30, 2021	$435

The major classes of assets included in assets held-for-sale in the condensed consolidated balance sheets were as follows:

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Property, plant and equipment, net	$435	$—

	$435	$—

Actively marketed property

As of the date of the Merger, Dole acquired approximately $52.2 million of actively marketed property which consisted of approximately 4,865 acres of Hawaii land. During the three months ended September 30, 2021, Dole sold 721 acres of the actively marketed Hawaii land, with a net book value of $1.6 million. There was no gain or loss from the sale. There was no actively marketed property as of December 31, 2020.

A rollforward of actively marketed property in the condensed consolidated balance sheets was as follows:

.	Amount
(U.S. Dollars in thousands)
Balance as of January 1, 2021	$—
Additions from the acquisition of Legacy Dole	52,228
Hawaii land sale	(1,590)

Balance as of September 30, 2021	$50,638

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment were as follows:

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Land and land improvements	$530,550	$26,963
Buildings and leasehold improvements	365,901	121,631
Machinery and equipment	333,188	187,664
Computer software	35,156	29,175
Vessels and containers	233,465	—
Machinery and equipment and vessel containers under finance leases	46,739	14,343
Construction in progress	94,982	—

	1,639,981	379,776
Accumulated depreciation	(193,208)	(160,111)

	$1,446,773	$219,665

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years
Land improvements	1 to 35
Buildings and leasehold improvements*	2 to 50
Machinery and equipment	1 to 35
Computer software	1 to 10
Vessels and containers	5 to 21
Machinery and equipment and vessel containers under finance leases	Shorter of lease term or useful life

*	Leasehold improvements are depreciated using the shorter of the useful life or life of the lease.

Depreciation expense on property, plant and equipment totaled $32.5 million and $6.3 million for the three months ended September 30, 2021 and September 30, 2020, respectively and $45.6 million and $18.1 million for the nine months ended September 30, 2021 and September 30, 2020, respectively. During the three months and nine months ended September 30, 2021, Dole incurred an incremental depreciation charge of $11.3 million related to pineapple bearer plants that were brought to fair value in conjunction with the Acquisition that was recognized in cost of sales in the condensed consolidated statements of operations. See Note 4 “Business Combination and Transaction” for additional detail. Interest expense capitalized into property, plant and equipment was not material for the three months and nine months ended September 30, 2021 and September 30, 2020.

NOTE 11 — GOODWILL AND INTANGIBLE ASSETS

The gross balance of goodwill was $524.5 million, with accumulated impairment losses of $13.4 million, as of September 30, 2021 and $263.0 million, with accumulated impairment losses of $28.8 million, as of December 31, 2020.

As a result of the acquisition of Legacy Dole by Total Produce, $270.9 million of goodwill was recognized in the condensed consolidated balance sheets at the Acquisition Date. Refer to Note 4 “Business Combination and Transaction” for further detail.

A rollforward of goodwill for the nine months ended September 30, 2021 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of January 1, 2021	$234,161
Additions	284,555
Disposals	(406)
Foreign exchange impact	(7,177)

Balance as of September 30, 2021	$511,133

Details of Dole’s intangible assets as of September 30, 2021 were as follows:

	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

		(U.S. Dollars in thousands)
DOLE brand	—	$306,280	$—	$306,280
Water rights	—	4,226	—	4,226
Supplier relationships	3-15 years	29,363	(18,162)	11,201
Customer relationships	3-15 years	136,291	(94,695)	41,596
Other	6-15 years	13,336	(7,138)	6,198

		$489,496	$(119,995)	$369,501

Details of Dole’s intangible assets as of December 31, 2020 were as follows:

	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

		(U.S. Dollars in thousands)
Supplier relationships	3-15 years	$30,406	$(17,109)	$13,297
Customer relationships	3-15 years	141,157	(95,580)	45,577
Other	6-15 years	13,646	(6,886)	6,760

		$185,209	$(119,575)	$65,634

A rollforward of intangible assets, excluding goodwill, for the nine months ended September 30, 2021 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of January 1, 2021	$65,634
Additions	312,690
Amortization	(8,249)
Foreign exchange impact	(574)

Balance as of September 30, 2021	$369,501

Of the $312.7 million of intangible asset additions during the nine months ended September 30, 2021, $306.3 million was related to the acquisition of the DOLE brand. Refer to Note 4 “Business Combination and Transaction” for further detail.

Amortization expense for definite-lived intangible assets was $2.6 million and $3.0 million for the three months ended September 30, 2021 and September 30, 2020, respectively, and $8.2 million and $8.6 million for the nine months ended September 30, 2021 and September 30, 2020, respectively.

As of September 30, 2021, the estimated amortization expense associated with Dole’s intangible assets for each of the next five fiscal years was as follows:

Amount
(U.S. Dollars in thousands)
2021 (remainder of current year)	$2,850
2022	10,970
2023	10,091
2024	8,927
2025	8,453
2026 & thereafter	17,704

Total	$58,995

Dole evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would indicate that an impairment may exist. There was no impairment of goodwill or intangible assets recorded for the three months and nine months ended September 30, 2021 and September 30, 2020.

NOTE 12 — NOTES PAYABLE, BANK OVERDRAFTS AND LONG-TERM DEBT

Notes payable, bank overdrafts and long-term debt consisted of the following:

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Revolving Credit Facility	$277,584	$—
Term Loan A and Term Loan B	840,000	—
Vessel financing loan facility	104,164	—
Other financing arrangements	56,223	7,885
Notes payable, at a weighted average interest rate of 3.2% as of December 31, 2020	—	60,097
Other revolving credit facilities	18,805	258,254
Bank overdrafts	27,579	11,243
Finance lease obligations, at a weighted average interest rate of 5.7% as of September 30, 2021 (2.4% as of December 31, 2020)	40,167	9,352

	1,364,522	346,831
Unamortized debt discounts and debt issuance costs	(22,368)	—

	1,342,154	346,831
Current maturities, net of unamortized debt discounts and debt issuance costs	(52,241)	(20,748)
Bank overdrafts	(27,579)	(11,243)

Long-term debt, net	$1,262,334	$314,840

Term Loan and Revolving Credit Facility

On March 26, 2021, Total Produce entered into an agreement for a senior secured revolving credit facility (the “Revolving Credit Facility”) and a term loan facility (“Term Loan B”) with certain lenders (the Revolving Credit Facility and Term Loan, together, the “credit facilities”), which provided for up to $500.0 million and $940.0 million of borrowings, respectively.

As part of the execution of the Revolving Credit Facility, the Company drew down $500.0 million on the facility on March 29, 2021 and placed $232.0 million of the borrowings on temporary deposit. In April of 2021, the $232.0 million on deposit was used to reduce the drawn amount on the Revolving Credit Facility to $268.0 million.

On August 3, 2021, the agreement for the credit facilities was amended to increase the Revolving Credit Facility to $600.0 million, add an additional $300.0 million senior secured term loan facility (“Term Loan A”) and reduce potential borrowings under Term Loan B to $540.0 million.

Proceeds from the credit facilities were used to paydown existing debt of Legacy Dole and certain bilateral facilities of Total Produce.

Interest under the Revolving Credit Facility and the Term Loan A facility is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on ratings and the Company’s total net leverage ratio. Interest under the Term Loan B facility is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on ratings. As discussed in Note 14 “Derivative Financial Instruments”, in August and September of 2021, the Company entered into interest rate swap arrangements to fix $600.0 million of the credit facilities’ variable rate debt to fixed rate debt.

Principal payments of $1.9 million under the Term Loan A facility are due quarterly during the remainder of the term of the facility, beginning on December 31, 2021, with the remaining balance due on the maturity date of August 3, 2026. Principal payments of $1.4 million under the Term Loan B facility are due quarterly during the remainder of the term of the facility, beginning on December 31, 2021, with the remaining balance due on the maturity date of August 3, 2028.

As of September 30, 2021, amounts outstanding under the term loans were $840.0 million, and borrowings under the Revolving Credit Facility were $277.6 million. After taking into account approximately $17.0 million of outstanding letters of credit issued under the Revolving Credit Facility, Dole had $305.4 million available for cash borrowings under the facility as of September 30, 2021.

Vessel Financing Loan Facility

The vessel financing loan facility liability was assumed by the Company during the acquisition of Legacy Dole, at its approximated fair value and comprises five secured loan facilities that were entered into to finance the purchases of vessels.

On December 11, 2015, Legacy Dole entered into three secured loan facilities (“first vessel facility”) of up to $111.0 million, in the aggregate, to finance a portion of the acquisition costs of three new vessels. The first vessel facility consists of three tranches, each tied to a specific vessel, which allowed the Company to borrow up to 70%, or $37.0 million, of the contract cost of each vessel, collateralized by the completed vessel. Principal and interest payments are due quarterly in arrears for 48 consecutive installments. The first vessel facility bears interest at a rate per annum equal to LIBOR plus 2.00% to 3.25% and will mature on May 18, 2028. As of September 30, 2021, Dole’s borrowings under the first vessel facility were $57.3 million.

On October 30, 2020, Legacy Dole entered into two additional secured loan agreements (“second vessel facility”) of $49.1 million, in the aggregate, to finance a portion of the acquisition costs of two new vessels, which were delivered in 2021. Each agreement was tied to a specific vessel which allowed Legacy Dole to borrow 60%, or $24.5 million, of the contract cost of each vessel, collateralized by the completed vessel. On January 14, 2021 and April 7, 2021, the first and second loan agreements were funded for $24.5 million each. Principal and interest payments are due semi-annually in arrears for 18 consecutive installments. The second vessel facility bears interest at a rate per annum equal to LIBOR plus 3.25% and will mature nine years from utilization. As of September 30, 2021, Dole’s borrowings under the second vessel facility were $46.9 million.

Other Financing Arrangements

Dole’s other financing arrangements consist of a number of loan agreements entered into to finance other capital expenditures and working capital requirements. Of the $56.2 million outstanding as of September 30, 2021, $40.5 million relates to arrangements that were assumed by the Company as a part of the acquisition of Legacy Dole, at its approximated fair value. Of the amount acquired that is still outstanding as of September 30, 2021, $38.1 million relates to secured long-term asset financing arrangements for farms in Chile and Costa Rica. As of December 31, 2020, Dole’s borrowings under other financing arrangements were $7.9 million.

Notes Payable

In 2013 and 2017, Total Produce issued notes payable under two private placement facilities. The notes mature between 2021 and 2024. During the three months ended September 30, 2021, all principal amounts outstanding were repaid, and there were no borrowings under these arrangements as of September 30, 2021. As of December 31, 2020, Dole’s borrowings under these arrangements were $60.1 million.

In July 2020, Total Produce renewed a three year private placement facility that allows the Company to draw down up to $66.0 million of long-term funding for periods of up to twelve years. During the three months ended September 30, 2021, the facilities were cancelled. As of September 30, 2021 and December 31, 2020, there were no borrowings under this arrangement.

Other Revolving Credit Facilities

Dole has a number of bilateral revolving credit facilities. These facilities have maturities of three to five years and contain extensions and accordion features. During the three months ended September 30, 2021, many of these facilities were cancelled and their outstanding principal amounts were repaid. As of September 30, 2021 and December 31, 2020, Dole had amounts outstanding under these facilities of $18.8 million and $258.3 million, respectively.

Bank Overdrafts

Dole and its subsidiaries have a number of bank overdraft facilities which are primarily used to fund seasonal working capital requirements. As of September 30, 2021 and December 31, 2020, amounts outstanding under these facilities were $27.6 million and $11.2 million, respectively.

Finance Lease Obligations

As of September 30, 2021 and December 31, 2020, Dole’s finance lease obligations of $40.2 million and $9.4 million, respectively, primarily relate to machinery and equipment and vessel containers, which continue through 2032.

Covenants and Restrictions

Provisions under the credit facilities include limitations on, among other things, indebtedness, investments, liens, loans to subsidiaries, employees and third parties, the issuance of guarantees and the payment of dividends.

The credit facility requires Dole to maintain compliance with a maximum leverage ratio, which was initially set at 4.50 to 1.00 beginning December 31, 2021, with step-downs to (i) 4.25 to 1.00 for fiscal year 2022 and (ii) 4.00 to 1.00 for each fiscal year thereafter. As of September 30, 2021, Dole was in compliance with all applicable covenants.

A breach of a covenant or other provision in any debt instrument governing Dole’s current or future indebtedness could result in a default under that instrument and, due to customary cross-default and cross-acceleration provisions, could result in a default under Dole’s other debt instruments. Upon the occurrence of an event of default under the credit facilities or other debt instruments, the lenders or holders of such debt could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If Dole were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under Dole’s indebtedness were to accelerate the payment of the indebtedness, Dole cannot give assurance that its assets would be sufficiently liquid to repay in full its outstanding indebtedness on an accelerated basis.

Debt Discounts and Debt Issuance Costs

Debt discounts, debt issuance costs and all other debt underwriting costs are reflected as a direct reduction to the debt liability to which they relate and are amortized into interest expense over the term of the underlying debt using the effective interest rate method.

The amortization expense related to Dole’s deferred debt discounts and debt issuance costs was recorded in the condensed consolidated statements of operations as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Interest expense	$904	$—	$904	$—

Uncommitted Lines of Credit

In addition to amounts available under the revolving credit facilities and the uncommitted note payable, Dole’s subsidiaries have uncommitted lines of credit of approximately $195.6 million at various local banks, of which $157.9 million was available as of September 30, 2021. As of December 31, 2020, there were uncommitted lines of credit of $195.7 million, of which $185.0 million was available for use. These lines of credit are used primarily for short-term borrowings or bank guarantees. Dole’s uncommitted lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and, if cancelled, any outstanding amounts would be due on demand.

Non-Recourse Trade Receivables Financing

Dole manages the credit risk of a portion of trade receivables and working capital through the use of non-recourse trade receivables arrangements with a total facility amount of $110.2 million as of September 30, 2021 and $115.3 million as of December 31, 2020. Under the terms of these agreements, the Company has transferred substantially all of the credit risk of the trade receivables which are subject to these agreements. As of September 30, 2021 and December 31, 2020 trade receivables amounting to $61.8 million and $57.6 million, respectively, have been derecognized.

Maturities of Notes Payable and Long-Term Debt

Stated maturities with respect to notes payable and long-term debt, including finance lease obligations, as of September 30, 2021 were as follows:

Amount
(U.S. Dollars in thousands)
2021 (remainder of current year)	$44,289
2022	39,035
2023	59,867
2024	38,680
2025	40,349
2026 & thereafter	1,114,723

Total	$1,336,943

NOTE 13 — EMPLOYEE BENEFIT PLANS

The components of net periodic benefit cost (benefit) for Dole’s U.S. and international pension plans and other postretirement benefit plants (“OPRB”) plans were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020

	(U.S. Dollars in thousands)
Components of net periodic benefit cost (benefit):
Service cost	$43	$—	$1,015	$445	$—	$—
Interest cost	679	—	1,700	981	63	—
Expected return on plan assets	(1,912)	—	(1,705)	(1,859)	—	—
Amortization of:
Net loss	—	—	735	536	—	—
Prior service (benefit)	—	—	(207)	(202)	—	—
Other	(406)	—	10	(14)	—	—

Net periodic benefit cost (benefit)	$(1,596)	$—	$1,548	$(113)	$63	$—

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020

	(U.S. Dollars in thousands)
Components of net periodic benefit cost (benefit):
Service cost	$43	$—	$1,965	$1,377	$—	$—
Interest cost	679	—	3,322	2,824	63	—
Expected return on plan assets	(1,912)	—	(5,115)	(5,379)	—	—
Amortization of:
Net loss	—	—	2,205	1,543	—	—
Prior service (benefit)	—	—	(621)	(582)	—	—
Other	(406)	—	9	(14)	—	—

Net periodic benefit cost (benefit)	$(1,596)	$—	$1,765	$(231)	$63	$—

The Company classifies the non-service components of net periodic pension benefit cost (benefit) within other income (expense), net, in the condensed consolidated statements of operations. See breakout of the costs below:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Non-service components of net periodic pension benefit cost (benefit):
Interest cost	$2,442	$981	$4,064	$2,824
Expected return on plan assets	(3,617)	(1,859)	(7,027)	(5,379)
Amortization of net loss and prior service benefit	528	334	1,584	961
Other	(396)	(14)	(397)	(14)

	$(1,043)	$(558)	$(1,776)	$(1,608)

During the nine months ended September 30, 2021, Dole contributed $2.7 million to its defined benefit plans. Dole expects to make further contributions of approximately $2.2 million to its defined benefit plans during the remainder of 2021 and intends to make any additional unforeseen contributions that will satisfy minimum funding requirements. Future contributions to the defined benefit plans in excess of the minimum funding requirements are voluntary and may change depending on Dole’s operating performance or at management’s discretion.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:

Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge exposure to changes in certain foreign currency exchange rates. Dole enters into fair value hedges to hedge foreign currency exposure of non-functional currency assets and liabilities and cash flow hedges to hedge foreign currency exposure of forecasted revenue, cost of sales and operating expense exposure.

Interest rate swaps: As discussed in Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt”, during August and September of 2021, Dole entered into $600.0 million of interest rate swaps with maturity dates ranging from three to five years with highly rated counterparties that effectively converted the rate of $600.0 million of debt from variable to fixed. The interest rate swaps fixed the paying rate of interest at rates between 0.51% and 0.84%, with the receiving rates variable based on the one-month LIBOR benchmark rate, which was 0.08% as of September 30, 2021.

Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets and from arranging air or land transportation for products of third-party entities. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.

Hedge Accounting Election

The Company performs an on-going analysis of the hedging portfolio and uses the following criteria in evaluating derivative instruments for hedge accounting:

1.	Hedged risk is eligible

2.	Hedged item or transaction is eligible

3.	Hedging instrument is eligible

4.	Hedging relationship is highly effective

5.	Designation and documentation requirements are met

Dole designates the interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in fair value of these instruments in accumulated other comprehensive loss. The changes in fair value of foreign currency fair value hedges, non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.

Derivatives Designated as Hedging Instruments

As discussed above, Dole elected hedge accounting for the interest rate swaps that reduce the Company’s exposure to variability in cash flows of Dole’s interest payments and qualifying foreign currency cash flow hedges that reduce the Company’s exposure to variability in cash flows of Dole’s foreign denominated revenue, cost of sales and operating expense. Because of the high degree of effectiveness between the hedging instruments and the underlying exposures being hedged, fluctuations in the value of the interest rate swaps and foreign currency instruments are generally offset by changes in the cash flows being hedged. Hedge effectiveness is assessed at inception and annually. All changes in fair value of these instruments are included within accumulated other comprehensive loss and reclassified into earnings when the hedge is settled.

Quantitative Disclosures

Derivatives are presented gross in the condensed consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of September 30, 2021
	Accrued Liabilities	Other Assets, net	Other Receivables, net

	(U.S. Dollars in thousands)
Foreign currency forward contracts:
Cash flow hedges	$(766)	$—	$3,594
Non-designated cash flow hedges	(67)	—	168
Interest rate swap contracts	—	2,865	—
Bunker fuel hedges	—	—	1,884

	$(833)	$2,865	$5,646

	Fair Value Measurements as of December 31, 2020
	Accrued Liabilities	Other Assets, net	Other Receivables, net

	(U.S. Dollars in thousands)
Foreign currency forward contracts:
Non-designated cash flow hedges	$(1,424)	$—	$—

	$(1,424)	$—	$—

The following represents Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the three months ended September 30, 2021 and September 30, 2020:

	Three Months Ended September 30, 2021
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

	(U.S. Dollars in thousands)
Realized gains:
Cash flow hedges	$—	$329
Non-designated cash flow hedges	—	4
Bunker fuel hedges	—	812

Total net realized gains	$—	$1,145

Unrealized gains (losses):
Cash flow hedges	$2,203	$—
Non-designated cash flow hedges	—	488
Bunker fuel hedges	—	(763)
Interest rate swap contracts	2,865	—

Total net unrealized gains (losses)	$5,068	$(275)

	Three Months Ended September 30, 2020
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

	(U.S. Dollars in thousands)
Unrealized gains:
Non-designated cash flow hedges	$—	$15

Total net unrealized gains	$—	$15

There were no realized derivative gains or losses for the three months ended September 30, 2020. Amounts reclassified out of net accumulated other comprehensive loss and into earnings were losses of $0.3 million for the three months ended September 30, 2021.

The following represents Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for all derivative instruments for the nine months ended September 30, 2021 and September 30, 2020:

	Nine Months Ended September 30, 2021
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

	(U.S. Dollars in thousands)
Realized gains:
Cash flow hedges	$—	$329
Non-designated cash flow hedges	—	4
Bunker fuel hedges	—	812

Total net realized gains	$—	$1,145

Unrealized gains (losses):
Cash flow hedges	$2,203	$—
Non-designated cash flow hedges	—	523
Bunker fuel hedges	—	(763)
Interest rate swap contracts	2,865	—

Total net unrealized gains (losses)	$5,068	$(240)

	Nine Months Ended September 30, 2020
	Gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales

	(U.S. Dollars in thousands)
Unrealized gains:
Non-designated cash flow hedges	$—	$707

Total net unrealized gains	$—	$707

There were no realized derivative gains or losses for the nine months ended September 30, 2020. Amounts reclassified out of net accumulated other comprehensive loss and into earnings were losses of $0.3 million for the nine months ended September 30, 2021.

Hedges of net investments in foreign operations

Dole uses foreign currency borrowings to hedge the net investment in foreign entities. The carrying value of borrowings, which are designated as net investment hedges at September 30, 2021 and December 31, 2020 is $75.7 million and $65.4 million, respectively. The gains or losses on the effective portions of such borrowings are recognized in other comprehensive income (loss). A loss of $0.5 million and a gain of $1.3 million was included in other comprehensive income (loss) for the three months ended September 30, 2021 and September 30, 2020, respectively. A loss of $2.3 million and a gain of $3.3 million was included in other comprehensive income (loss) for the nine months ended September 30, 2021 and September 30, 2020, respectively. The ineffective portion of the gains and losses on such borrowings are recognized in the consolidated statements of operations although no ineffectiveness has been recognized in the current or prior periods.

NOTE 15 — FAIR VALUE MEASUREMENTS

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis

		Fair Value Measurements as of September 30, 2021 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

		(U.S. Dollars in thousands)
Foreign currency forward contracts:
	Other receivables, net	$—	$3,762	$—	$3,762
	Accrued liabilities	—	(833)	—	(833)
Bunker fuel hedges:	Other receivables, net	—	1,884	—	1,884
Interest rate swap contracts:	Other assets, net	—	2,865	—	2,865
Rabbi Trust investments:	Short-term and long- term investments	—	—	30,194	30,194
Contingent consideration:	Contingent consideration	—	—	(10,101)	(10,101)

Total		$—	$7,678	$20,093	$27,771

		Fair Value Measurements as of December 31, 2020 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

		(U.S. Dollars in thousands)
Foreign currency forward contracts:	Accrued liabilities	$—	$(1,424)	$—	$(1,424)
Other investments:	Other assets, net	—	—	406	406
Contingent consideration:	Contingent consideration	—	—	(10,698)	(10,698)

Total		$—	$(1,424)	$(10,292)	$(11,716)

The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi Trust investments, acquired as part of the acquisition of Legacy Dole, for the nine months ended September 30, 2021:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Amount
(U.S. Dollars in thousands)
Balance as of January 1, 2021	$—
Additions from the acquisition of Legacy Dole	29,574
Net realized and unrealized losses recognized in earnings*	(191)
Plan contributions	1,186
Plan distributions	(375)

Balance as of September 30, 2021	$30,194

*	Net amount comprised realized gains of $0.2 million and unrealized losses of $0.4 million recorded in other income (expense), net, in the condensed consolidated statements of operations.

The table below sets forth a summary of changes in the fair value of Level 3 contingent consideration for the nine months ended September 30, 2021:

Amount
(U.S. Dollars in thousands)
Balance at January 1, 2021	$10,698
Paid during the period	(1,343)
Fair value movements charged to statement of operations	1,130
Foreign exchange movements	(384)

Balance at September 30, 2021	$10,101

Current	6,266
Non-current	3,835

Balance at end of period	$10,101

The assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments, other investments, contingent consideration and Rabbi Trust investments. The fair values of the Company’s derivative instruments are determined using Level 2 inputs, which are defined as “significant other observable inputs.” The fair values of the foreign currency forward contracts, the interest rate swaps and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk and any counterparties’ credit risk.

As of the date of the Acquisition, Dole acquired approximately $29.6 million of investments. Legacy Dole sponsors a non-qualified deferred ESP compensation plan and a frozen non-qualified SERP defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of September 30, 2021, securities totaled $30.2 million, of which $5.7 million was classified as short-term and included in short-term investments in the condensed consolidated balance sheets, and $24.5 million was classified as long-term and included in long-term investments in the condensed consolidated balance sheets. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various master trust units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.

For contingent consideration, the carrying value in the condensed consolidated balance sheets approximates fair value based on the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by forecasting the acquiree’s earnings over the applicable period, and these items are classified as Level 3.

Fair Value of Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities, including long-lived assets, goodwill, property plant and equipment and cost and equity method investments are measured at fair value on a nonrecurring basis using Level 3 inputs, which would primarily involve the use of a discounted cash flow valuation approach.

Fair Value of Financial Instruments

In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:

Cash and cash equivalents: The carrying value reported in the condensed consolidated balance sheets for these items approximates fair value due to the liquid nature and are classified as Level 1.

Short-term trade and grower receivables: The carrying value reported in the condensed consolidated balance sheets for these items is net of allowances and are classified as Level 2.

Trade payables: The carrying value reported in the condensed consolidated balance sheets for these items approximates fair value and are classified as Level 2.

Notes receivable and notes payable: The carrying value reported in the condensed consolidated balance sheets for these items approximates fair value and are classified as Level 2.

Long-term grower receivables: The carrying value reported in the condensed consolidated balance sheets for these items is net of allowances and are classified as Level 2.

Finance and operating leases: The carrying value of finance lease obligations reported in the condensed consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.

Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than six months, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than six months, the fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, the derivative assets or liabilities are classified within Level 2.

Fair Value of Debt

Dole estimates the fair value of its term loan based on the bid side of current quoted market prices.

The carrying values, net of debt discounts and debt issuance costs, and gross estimated fair values of Dole’s debt based on Level 2 inputs in the fair value hierarchy are summarized below:

	September 30, 2021
	Carrying Value	Estimated Fair Value

	(U.S. Dollars in thousands)
Term Loan A and Term Loan B	$817,736	$819,781

See Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt” for additional detail on long-term debt instruments.

Credit Risk

The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Commitments

Dole issues letters of credit through its revolving credit facilities and separately through major banking institutions. Dole also provides surety bonds issued by insurance companies and guarantees directly to regulatory authorities. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements. As of September 30, 2021 and December 31, 2020, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $89.7 million and $10.8 million, respectively.

Additionally, the Company guarantees bank borrowings and other obligations of certain investments accounted for under the equity method. As of September 30, 2021 and December 31, 2020, total guarantees under these arrangements were $24.0 million and $12.3 million, respectively.

The Company also guarantees certain liabilities of a number of its subsidiaries, including guarantees under Section 357 of the Irish Companies Act, 2014.

Contingencies

Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations.

DBCP Cases: Dole Food Company, Inc., and certain of its subsidiaries are involved in lawsuits pending in the United States and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2-dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaragua judgments, most of which are pending in Nicaragua and are inactive. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.

Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all this amount. Twenty-four of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that are left will be enforceable against any Dole entity in the U.S. or in any other country.

As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. The Company believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on experience defending and resolving DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations, because the probable loss is not material.

Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed.

On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million, although this number is only an estimate). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed, and the California Court of Appeals affirmed the dismissal, of Shell’s contract-based claims. Shell’s equitable claims are pending before the trial court.

The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party, and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the former Shell site are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations, because management believes the risk of loss is remote.

Springfield, Ohio Packaged Salads Recall: In late January 2016, Dole Food Company, Inc. was advised by the U.S. Food and Drug Administration (“FDA”) and the Centers for Disease Control and Prevention (“CDC”) that they suspected a multi-state outbreak of listeria monocytogenes was linked to packaged salads produced at Dole Fresh Vegetables, Inc.’s Springfield, Ohio facility. Dole responded by immediately ceasing all production activities at the Springfield facility and issuing a voluntary withdrawal followed by a recall of packaged salads produced there. The Springfield facility resumed production after extensive testing and a root cause investigation and analysis. Dole and its insurance carriers have resolved all related personal injury claims. On April 29, 2016, Dole was served with a subpoena from the United States Department of Justice (“DOJ”) seeking information for its investigation of the listeria outbreak. Dole has cooperated with all DOJ requests related to its investigation. In the opinion of management, after consultation with legal counsel, the claims or actions related to the packaged salads recall are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s financial position or results of operations, because the risk of loss is remote.

NOTE 17 — STOCKHOLDERS’ EQUITY

Common Stock

As of September 30, 2021, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of September 30, 2021, there were 94.9 million shares of common stock outstanding and no shares of preferred stock outstanding.

A rollforward of share activity as of September 30, 2021 was as follows:

Amount
(In thousands)
Outstanding shares as of January 1, 2021	410,725
Share issuances related to equity compensation	4,545
Cancellation of treasury stock	(22,000)
Total Produce share exchange	(337,088)
Shares issued to the C&C Parties	11,917
Primary IPO Transaction issuance	25,000
Secondary issuance	1,779

Balance as of September 30, 2021	94,878

Stock-Based Compensation

Dole has certain equity incentive plans (the “Plans”) under which stock options and Restricted Stock Units (“RSUs”) are issued. The purpose of the Plans is to benefit and advance the interests of the Company by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the company. The Plans provide for awards of stock options and RSUs. Upon exercise of stock options or vesting of RSUs, new shares are issued from existing authorization. At September 30, 2021, there were 565,752 shares available for future issue under the Plans.

Compensation expense for stock options is determined based on the grant date fair value of the award calculated using the Black Scholes options-pricing model. Stock options generally vest over a three-year service period and expire ten years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates. Compensation expense is adjusted based on actual forfeitures.

For the three months and nine months ended September 30, 2021, stock-based compensation expense related to the Plans was $0.3 million and was not material for the three months and nine months ended September 30, 2020. Stock-based compensation expense related to the Plans is primarily recorded in selling, general and administrative expenses in the condensed consolidated statements of operations.

Dividends

Dole’s ability to declare and pay future dividends is subject to limitations contained in its credit facilities. On January 29, 2021, the 2020 interim dividend of $0.01 per share was paid to shareholders, and on May 28, 2021, the 2020 final dividend of $0.03 per share was paid to shareholders. On September 2, 2020, the 2019 final dividend of $0.03 per share was paid to shareholders. The following table summarizes total dividends declared and paid for the three months and nine months ended September 30, 2021 and September 30, 2020:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands)
Dividends	$—	$(11,875)	$(17,092)	$(11,875)

Accumulated Other Comprehensive Loss

Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows:

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of January 1, 2021	$(2,580)	$(77,434)	$(48,789)	$(128,803)
Other comprehensive income (loss) before reclassifications	8,189	(1,130)	(18,733)	(11,674)
Amounts reclassified from accumulated other comprehensive loss	(541)	—	(2,132)	(2,673)
Reclassification of pension activity	—	15,462	—	15,462
Income tax	(1,196)	193	206	(797)

Net current period other comprehensive income (loss)	6,452	14,525	(20,659)	318

Balance at September 30, 2021	$3,872	$(62,909)	$(69,448)	$(128,485)

For the nine months ended September 30, 2021, amounts reclassified out of accumulated other comprehensive loss for the fair value of cash flow hedges include the reclassification of losses of $0.5 million, of which $0.3 million was reclassified to cost of sales and $0.2 million was reclassified to equity in net earnings of investments accounted for under the equity method. For the nine months ended September 30, 2021, amounts reclassified out of accumulated other comprehensive loss for foreign currency translation include the reclassification of losses of $2.1 million which was reclassified to net earnings of investments accounted for under the equity method.

NOTE 18 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

As of September 30, 2021, following the Merger, Dole’s investments in unconsolidated affiliates were $126.8 million, of which $125.8 million represented equity method investments, and $1.0 million represented cost method investments. As of December 31, 2020, Dole’s investments in unconsolidated affiliates were $458.6 million, of which all represented equity method investments. Dole’s consolidated net income includes its proportionate share of the net income or loss of Dole’s equity method investments in affiliates. When Dole records its proportionate share of net income, it increases earnings from equity method investments in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases earnings from equity method investments in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Cash dividends received from cost method investments are recorded in other income (expense), net.

Investments in unconsolidated affiliates

	September 30, 2021	December 31, 2020

	(U.S. Dollars in thousands)
Investment in unconsolidated affiliates	$126,774	$458,557

Equity method investments	$125,823	$458,557
Cost method investments	951	—

	$126,774	$458,557

During the three months and nine months ended September 30, 2021, purchases from Dole’s equity method investees were approximately $42.4 million and $130.3 million, respectively, and sales to Dole’s equity method investees were approximately $30.2 million and $89.0 million, respectively. During the three months and nine months ended September 30, 2020, purchases from Dole’s equity method investees were approximately $35.3 million and $90.1 million, respectively, and sales to Dole’s equity method investees were approximately $23.8 million and $71.8 million, respectively. As of September 30, 2021, outstanding receivables from Dole’s equity method investees were approximately $25.3 million, and payables to Dole’s equity method investees were approximately $15.0 million. As of December 31, 2020, outstanding receivables from Dole’s equity method investees were approximately $34.3 million, and payables to Dole’s equity method investees were approximately $10.4 million.

Prior to the Merger described in Note 4 “Business Combination and Transaction”, Total Produce had a 45% equity ownership interest in Legacy Dole, with a carrying value at the time of Merger of approximately $259.0 million. As a part of the Merger, Legacy Dole became a subsidiary of Dole plc and the acquiree of Total Produce. As such, Legacy Dole results are included in the consolidated results of the Company from the Acquisition Date to September 30, 2021.

The following tables provide a rollforward of the carrying amount of Total Produce’s 45% investment in Legacy Dole as of September 30, 2021:

Amount
(U.S. Dollars in thousands)
Carrying amount as of January 1, 2021	$340,485
Share of net income	38,874
Share of other comprehensive income	2,096
Share of notes and interest issued to affiliates	469
Impairment	(122,924)
Joint venture becoming subsidiary	(259,000)

Carrying amount as of September 30, 2021	$—

Reconciliation to Equity in Net Earnings of Investments Accounted for Under the Equity Method

The following table provides a reconciliation to equity in net earnings of investments accounted for under the equity method in the condensed consolidated statements of operations for the three months and nine months ended September 30, 2021:

	Three months ended September 30, 2021	Nine months ended September 30, 2021

	(U.S. Dollars in thousands)
Share in net earnings of investments accounted for under the equity method—Other than Legacy Dole	$2,640	$8,565
Share in net earnings (loss) of investments accounted for under the equity method— Legacy Dole up to Acquisition Date	(2,578)	38,874
Deferred income tax expense related to Legacy Dole	—	(10,441)

Share in net earnings of investments accounted for under the equity method	62	36,998

Impairment of original 45% investment in Legacy Dole	(122,924)	(122,924)
Gain on preexisting contractual arrangements with Legacy Dole	93,000	93,000
Gain on release of deferred tax reserves attributable to Legacy Dole	20,124	20,124
Gain on release of Legacy Dole indemnities	4,403	4,403
Gain on release of cumulative equity reserves attributable to Legacy Dole	3,465	3,465
Other	(53)	(53)

Net impact of step-up acquisition in Legacy Dole	(1,985)	(1,985)

Gain on step-up acquisition of other equity method investments	5,304	7,909
Gain on disposal of equity method investment	—	1,096

Equity in earnings of investments accounted for under the equity method	$3,381	$44,018

NOTE 19 — EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period, excluding shares purchased by the Company and held as treasury shares. The weighted average number of shares used within the calculation was adjusted for the impact of the Total Produce share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction.

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$(28,516)	$17,035	$22,032	$44,928
Weighted average number of shares – basic (in thousands)	82,166	55,504	64,516	55,504
Basic earnings (loss) per share	$(0.35)	$0.31	$0.34	$0.81

Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjustment for the impact of all stock options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards in the denominator for diluted earnings (loss) per share. The weighted average number of shares used within the calculation for the three months and nine months ended September 30, 2021 and September 30, 2020 was adjusted for the impact of the Total Produce share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction.

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

	(U.S. Dollars in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$(28,516)	$17,035	$22,032	$44,928
Weighted average number of shares—basic (in thousands)	82,166	55,504	64,516	55,504
Effect of share options with a dilutive effect	—	82	207	82
Weighted average number of shares—diluted (in thousands)	82,166	55,586	64,723	55,586
Diluted earnings (loss) per share	$(0.35)	$0.31	$0.34	$0.81

The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options is based on quoted market prices for the period during which the options were outstanding during the three months and nine months ended September 30, 2021. The calculation of diluted earnings per share for the three months ended September 30, 2021 does not include the effect of the share options issued under the Plans described in Note 17 “Stockholders’ Equity” because to do so would be antidilutive.

NOTE 20 — SUBSEQUENT EVENTS

Dole evaluated subsequent events through December 2, 2021, the date that Dole’s condensed consolidated financial statements were issued.

On November 16, 2021, the Company sold a plane used in the Legacy Dole business for gross proceeds of $7.0 million. There was no gain or loss recognized for the sale.

On December 2, 2021, the Board of Directors of Dole plc declared a cash dividend for the third quarter of $0.08 per share, payable on January 7, 2022 to shareholders of record on December 17, 2021.